60 Years

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

By Appointment to H.M. The King of Siam

12g3-2(b) File No.82-4922

Ref No. CN. 591/2005

August 24, 2005

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Kattiya Indaravijaya

(Ms. Kattiya Indaravijaya)

First Senior Vice President

KASIKORNBANK Public Company Limited

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at June 30, 2005 and December 31, 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2005 and 2004. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at June 30, 2005 and December 31, 2004 and the statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2005 and 2004. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at June 30, 2005 and December 31, 2004 and the consolidated results of their operations and cash flows for each of the six-month periods ended June 30, 2005 and 2004, and the separate financial position and the results of operations and cash flows of KASIKORNBANK PUBLIC COMPANY LIMITED for the same periods, in conformity with generally accepted accounting principles.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated statement of income of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries and the statement of income of KASIKORNBANK PUBLIC COMPANY LIMITED for each of the three-month periods ended June 30, 2005 and 2004. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Note 35 to the financial statements which sets out the rationale for, and the effects on the financial statements of, the change in accounting policy for deferred tax which was effective from December 2004. This change in accounting policy has been applied retrospectively. The comparative financial statements for the three-month and six-month periods ended June 30, 2004 have been restated in accordance with the new policy.

S. Singhasaneh

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
August 17, 2005

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended June 30, 2005

and

Audit and Review Reports of Certified Public Accountant

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
ASSETS				
Cash	13,050,371,955	13,536,066,960	13,050,066,729	13,535,831,175
Interbank and money market items (Note 5)				
Domestic items				
Interest bearing	8,460,205,115	1,218,278,347	8,410,898,797	1,137,863,638
Non-interest bearing	2,399,563,461	2,135,366,755	2,458,580,321	2,150,079,907
Foreign items				
Interest bearing	73,131,327,521	71,969,251,131	73,131,327,520	71,969,251,131
Non-interest bearing	282,968,313	926,985,867	282,968,313	926,985,867
Total Interbank and Money Market Items - net	84,274,064,410	76,249,882,100	84,283,774,951	76,184,180,543
Securities purchased under resale agreements (Note 6)	12,400,000,000	19,040,000,000	12,400,000,000	19,040,000,000
Investments (Notes 3.4, 7 and 28)				
Current investments - net	44,255,412,676	33,325,170,944	43,225,930,481	31,657,896,392
Long-term investments - net	62,924,523,560	76,347,550,884	61,172,507,448	74,696,583,540
Investments in subsidiaries and associated companies - net (Note 35)	401,688,870	462,378,420	10,188,156,457	10,635,877,986
Total Investments - net	107,581,625,106	110,135,100,248	114,586,594,386	116,990,357,918
Loans and accrued interest receivables (Note 8)				
Loans (Notes 3.5 and 8)	605,002,833,974	592,588,468,951	595,696,304,689	578,117,032,454
Accrued interest receivables	1,788,229,564	2,455,343,998	1,254,140,053	1,318,031,786
Total Loans and Accrued Interest Receivables	606,791,063,538	595,043,812,949	596,950,444,742	579,435,064,240
Less Allowance for doubtful accounts (Notes 3.6 and 10)	(33,490,740,724)	(39,068,136,470)	(24,700,647,453)	(26,968,186,450)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 11)	(2,285,838,948)	(4,878,194,345)	(1,898,185,402)	(2,297,055,189)
Less Normalized provisioning (Notes 3.8 and 12)	(3,025,000,000)	(2,400,000,000)	(3,025,000,000)	(2,400,000,000)
Total Loans and Accrued Interest Receivables - net	567,989,483,866	548,697,482,134	567,326,611,887	547,769,822,601
Properties foreclosed - net (Notes 3.9 and 13)	17,829,638,417	17,397,232,399	12,932,130,509	12,734,511,528
Customers' liability under acceptances	739,932,844	743,368,580	739,932,844	743,368,580
Premises and equipment - net (Notes 3.10 and 15)	21,322,970,798	19,747,325,472	20,671,455,026	19,220,398,395
Intangible assets - net (Notes 3.11 and 16)	3,732,529,636	3,523,349,656	3,222,587,090	2,988,529,800
Accrued income receivables	1,737,469,119	1,818,365,007	1,641,165,869	1,736,440,180
Derivative revaluation	3,260,162,127	6,348,766,754	3,260,162,127	6,348,766,754
Other assets - net	6,864,971,324	7,314,808,687	6,121,266,293	6,649,339,827
Total Assets	840,783,219,602	824,551,747,997	840,235,747,711	823,941,547,301

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 17)				
Deposits in baht	692,394,588,537	701,712,987,751	692,829,029,342	702,127,816,843
Deposits in foreign currencies	2,743,395,562	3,856,728,173	2,743,395,563	3,856,728,173
Total Deposits	695,137,984,099	705,569,715,924	695,572,424,905	705,984,545,016
Interbank and money market items (Note 18)				
Domestic items				
Interest bearing	16,213,690,763	8,067,531,721	15,788,690,763	7,707,531,721
Non-interest bearing	3,357,115,079	3,182,510,145	3,356,761,961	3,182,510,145
Foreign items				
Interest bearing	134,852,894	18,777,373	134,852,894	18,777,373
Non-interest bearing	194,235,352	256,129,941	194,235,352	256,129,941
Total Interbank and Money Market Items	19,899,894,088	11,524,949,180	19,474,540,970	11,164,949,180
Liability payable on demand	5,843,423,871	7,426,010,070	5,843,423,871	7,426,010,070
Borrowings				
Short-term borrowings (Note 19)	8,247,600,000	3,843,000,000	8,247,600,000	3,843,000,000
Long-term borrowings (Note 20)	20,211,869,536	19,767,595,098	20,211,869,536	19,767,595,098
Total Borrowings	28,459,469,536	23,610,595,098	28,459,469,536	23,610,595,098
Bank's liability under acceptances	739,932,844	743,368,580	739,932,844	743,368,580
Derivative revaluation	7,222,314,837	1,440,906,348	7,222,314,837	1,440,906,348
Accrued interest payables	1,021,447,646	1,096,509,102	1,021,407,673	1,095,565,846
Other liabilities	9,071,556,772	6,474,037,714	8,807,116,377	6,127,969,858
Total Liabilities	767,396,023,693	757,886,092,016	767,140,631,013	757,593,909,996

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Shareholders' equity				
Share capital (Notes 21 and 22)				
Authorized share capital				
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital				
2,363,624,537 ordinary shares, Baht 10 par value		23,636,245,370		23,636,245,370
2,370,773,865 ordinary shares, Baht 10 par value	23,707,738,650		23,707,738,650	
Premium on ordinary shares	17,689,829,155	17,555,259,156	17,689,829,155	17,555,259,156
Appraisal surplus on asset revaluation (Notes 3.10, 15 and 35)	10,096,772,557	8,762,354,744	10,096,772,557	8,762,354,744
Revaluation surplus on investments (Notes 3.4, 7 and 35)	762,587,607	951,995,819	762,587,607	951,995,819
Retained earnings				
Appropriated				
Legal reserve (Note 24)	770,000,000	770,000,000	770,000,000	770,000,000
Unappropriated (Notes 35)	20,068,188,729	14,671,782,216	20,068,188,729	14,671,782,216
	73,095,116,698	66,347,637,305	73,095,116,698	66,347,637,305
Minority interests (Note 35)	292,079,211	318,018,676	-	-
Total Shareholders' Equity	73,387,195,909	66,665,655,981	73,095,116,698	66,347,637,305
Total Liabilities and Shareholders' Equity	840,783,219,602	824,551,747,997	840,235,747,711	823,941,547,301
Off-balance sheet items - contingencies (Note 29)				
Aval to bills and guarantees of loans	608,009,623	614,862,334	608,009,623	617,266,534
Liability under unmatured import bills	4,959,971,883	4,290,601,894	4,959,971,883	4,290,601,894
Letters of credit	13,904,742,710	14,103,370,881	13,904,742,710	14,103,370,881
Other contingencies	655,872,636,871	532,959,403,640	655,744,729,326	532,843,314,218

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited)

(Reviewed)

	Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	7,552,733,732	6,692,294,628	7,426,868,884	6,369,908,436
Interbank and money market items	585,141,163	423,415,178	584,406,288	422,822,413
Investments	1,414,044,972	1,004,965,872	1,409,489,564	1,001,594,524
Total Interest and Dividend Income	9,551,919,867	8,120,675,678	9,420,764,736	7,794,325,373
Interest expense (Note 3.3)				
Deposits	1,304,323,819	1,386,528,910	1,304,323,005	1,386,528,910
Interbank and money market items	96,234,921	55,217,192	95,045,219	53,677,933
Short-term borrowings	14,326,812	-	14,326,812	-
Long-term borrowings	292,413,245	288,395,724	292,413,245	288,395,724
Total Interest Expense	1,707,298,797	1,730,141,826	1,706,108,281	1,728,602,567
Net income from interest and dividend	7,844,621,070	6,390,533,852	7,714,656,455	6,065,722,806
Reversal of bad debt and doubtful accounts (Notes 3.6 and 26)	(470,305,128)	(2,050,166,959)	(325,900,629)	(1,340,177,063)
Loss on debt restructuring (Notes 3.7 and 27)	695,674,637	2,215,074,813	617,774,738	1,669,860,081
Normalized provisions (Notes 3.8 and 12)	425,000,000	200,000,000	425,000,000	200,000,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	7,194,251,561	6,025,625,998	6,997,782,346	5,536,039,788
Non-interest income				
Gain(loss)on investments (Notes 3.4 and 7)	180,145,716	(227,016,483)	180,145,716	(178,871,006)
Share of profit (loss) from investments on equity method (Notes 3.4 and 35)	(75,654,043)	24,682,058	(2,029,210)	(12,410,128)
Fees and service income				
Acceptances, aval and guarantees	146,444,135	130,612,497	146,444,135	130,612,497
Others	2,012,924,837	1,831,300,478	1,831,377,654	1,649,630,312
Gain on exchanges (Note 3.13)	220,067,346	424,026,683	220,067,346	424,026,683
Loss on transfer of financial assets (Note 3.4)	-	(447,985,677)	-	-
Other income	210,013,260	98,313,808	167,506,341	90,670,030
Total Non-interest Income	2,693,941,251	1,833,933,364	2,543,511,982	2,103,658,388
Non-interest expenses				
Personnel expenses	1,585,235,683	1,563,953,601	1,473,522,006	1,492,720,917
Premises and equipment expenses (Notes 3.10 and 15)	846,493,700	885,798,669	818,976,521	860,885,698
Taxes and duties	416,932,659	337,171,251	403,912,188	326,958,419
Fees and service expenses	616,064,955	707,086,640	603,461,464	679,953,545
Directors' remuneration	31,014,031	13,449,254	29,424,031	11,799,254
Loss on impairment of properties foreclosed (Note 3.9)	90,621,013	83,216,118	346,015	61,946,233
Contributions to Financial Institutions Development Fund	711,687,039	692,616,859	711,687,040	692,616,859
Other expenses	608,595,388	338,607,325	560,627,324	320,872,483
Total Non-interest Expenses	4,906,644,468	4,621,899,717	4,601,956,589	4,447,753,408
Income before income tax	4,981,548,344	3,237,659,645	4,939,337,739	3,191,944,768
Income tax expense (Notes 3.12 and 35)	1,119,021,669	30,386,119	1,090,500,771	-
Net income before minority interests	3,862,526,675	3,207,273,526	3,848,836,968	3,191,944,768
Minority interests in net income	(13,689,707)	(15,328,758)	-	-
Net income	3,848,836,968	3,191,944,768	3,848,836,968	3,191,944,768
Basic earnings per share (Note 3.17)	1.62	1.35	1.62	1.35
Number of the weighted average number of ordinary shares (shares)	2,370,677,239	2,362,115,588	2,370,677,239	2,362,115,588

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	14,879,081,499	13,194,897,656	14,412,207,261	12,468,772,909
Interbank and money market items	1,106,960,205	874,857,680	1,105,761,820	873,774,180
Investments	2,304,414,079	1,987,743,914	2,292,101,773	1,963,942,595
Total Interest and Dividend Income	18,290,455,783	16,057,499,250	17,810,070,854	15,306,489,684
Interest expense (Note 3.3)				
Deposits	2,625,640,376	2,808,473,122	2,625,639,562	2,808,473,122
Interbank and money market items	164,766,658	97,149,206	161,728,688	94,675,472
Short-term borrowings	26,892,831	-	26,892,830	-
Long-term borrowings	565,863,932	698,554,707	565,863,932	698,554,707
Total Interest Expense	3,383,163,797	3,604,177,035	3,380,125,012	3,601,703,301
Net income from interest and dividend	14,907,291,986	12,453,322,215	14,429,945,842	11,704,786,383
Reversal of bad debt and doubtful accounts (Notes 3.6 and 26)	(779,676,787)	(4,205,669,283)	(394,339,450)	(3,099,364,297)
Loss on debt restructuring (Notes 3.7 and 27)	1,089,903,726	4,761,030,666	695,038,626	3,500,353,452
Normalized provisions (Notes 3.8 and 12)	625,000,000	400,000,000	625,000,000	400,000,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	13,972,065,047	11,497,960,832	13,504,246,666	10,903,797,228
Non-interest income				
Gain on investments (Notes 3.4 and 7)	308,050,780	650,542,691	212,263,237	665,320,322
Share of profit(loss) from investments on equity method (Notes 3.4 and 35)	(76,868,979)	44,082,238	143,335,744	108,149,508
Fees and service income				
Acceptances, aval and guarantees	306,928,561	265,732,301	306,928,561	265,732,301
Others	4,186,799,737	3,603,789,004	3,812,026,263	3,228,766,842
Gain on exchanges (Note 3.13)	427,248,925	811,217,782	427,248,925	811,217,782
Loss on transfer of financial assets (Note 3.4)	-	(435,363,898)	-	-
Other income	475,702,981	261,239,156	393,721,072	247,405,486
Total Non-interest Income	5,627,862,005	5,201,239,274	5,295,523,802	5,326,592,241
Non-interest expenses				
Personnel expenses	3,103,185,825	3,053,546,011	2,894,442,411	2,909,517,424
Premises and equipment expenses (Notes 3.10 and 15)	1,540,167,693	1,710,213,853	1,487,402,153	1,661,405,591
Taxes and duties	791,227,175	683,592,903	756,792,426	655,421,726
Fees and service expenses	1,205,882,715	1,415,583,425	1,185,028,445	1,368,701,977
Directors' remuneration	45,154,341	27,968,237	41,261,841	23,685,737
Loss on impairment of properties foreclosed (Note 3.9)	96,046,388	151,784,256	4,939,853	125,674,648
Contributions to Financial Institutions Development Fund	1,423,374,079	1,385,233,719	1,423,374,079	1,385,233,719
Other expenses	1,249,309,380	630,816,808	952,331,603	550,221,160
Total Non-interest Expenses	9,454,347,596	9,058,739,212	8,745,572,811	8,679,861,982
Income before income tax	10,145,579,456	7,640,460,894	10,054,197,657	7,550,527,487
Income tax expense (Notes 3.12 and 35)	2,420,137,919	62,863,971	2,362,416,506	-
Net income before minority interests	7,725,441,537	7,577,596,923	7,691,781,151	7,550,527,487
Minority interests in net income	(33,660,386)	(27,069,436)	-	-
Net income	7,691,781,151	7,550,527,487	7,691,781,151	7,550,527,487
Basic earnings per share (Note 3.17)	3.25	3.20	3.25	3.20
Number of the weighted average number of ordinary shares (shares)	2,369,941,655	2,361,468,282	2,369,941,655	2,361,468,282

Pow Sarasin

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr. Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	Baht									
	Consolidated									
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Minority Interests	Total
						Appropriated		Unappropriated (Deficit)		
						Legal Reserve	Other Reserves			
Beginning balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	6,231,844,414	1,312,639,266	800,000,000	26,675,300,000	(65,148,234,898)	355,197,085	48,812,752,676
Adjustment for cumulative effects of change in accounting policy for prior years (Note 35)	-	-	-	2,670,790,463	676,041,979	-	-	(38,961,794)	(6,769,921)	3,301,100,727
Balance as of December 31, 2003, as restated	23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,187,196,692)	348,427,164	52,113,853,403
Ordinary shares	81,615,540	-	-	-	-	-	-	-	-	81,615,540
Premium on ordinary shares	-	155,935,506	-	-	-	-	-	-	-	155,935,506
Appraisal surplus on asset revaluation (restated)	-	-	-	(70,957,255)	-	-	-	70,957,255	-	-
Revaluation surplus on investments (restated)	-	-	-	-	(1,265,988,994)	-	-	-	-	(1,265,988,994)
Reduce the accumulated retained deficit (Note 33)		(32,152,502,699)	(5,520,432,199)	-		(800,000,000)	(26,675,300,000)	65,148,234,898		
Net gain (loss) not recognised in the statement of income	-	(32,152,502,699)	(5,520,432,199)	(70,957,255)	(1,265,988,994)	(800,000,000)	(26,675,300,000)	65,219,192,153	-	(1,265,988,994)
Net income (restated)	-	-	-	-	-	-	-	7,550,527,487	-	7,550,527,487
Minority interests (restated)	-	-	-	-	-	-	-	-	(55,917,950)	(55,917,950)
Ending balance as of June 30, 2004 (restated)	23,622,269,710	17,528,353,247	-	8,831,677,622	722,692,251	-	-	7,582,522,948	292,509,214	58,580,024,992
Balance as of December 31, 2004	23,636,245,370	17,555,259,156	-	8,762,354,744	951,995,819	770,000,000	-	14,671,782,216	318,018,676	66,665,655,981
Ordinary shares	71,493,280	-	-	-	-	-	-	-	-	71,493,280
Premium on ordinary shares	-	134,569,999	-	-	-	-	-	-	-	134,569,999
Appraisal surplus on asset revaluation	-	-	-	1,334,417,813	-	-	-	74,519,929	-	1,408,937,742
Revaluation surplus on investments	-	-	-	-	(189,408,212)	-	-	-	-	(189,408,212)
Net gain (loss) not recognised in the statement of income	-	-	-	1,334,417,813	(189,408,212)	-	-	74,519,929	-	1,219,529,530
Net income	-	-	-	-	-	-	-	7,691,781,151	-	7,691,781,151
Dividend paid (Note 25)	-	-	-	-	-	-	-	(2,369,894,567)	-	(2,369,894,567)
Minority interests	-	-	-	-	-	-	-	-	(25,939,465)	(25,939,465)
Ending balance as of June 30, 2005	23,707,738,650	17,689,829,155	-	10,096,772,557	762,587,607	770,000,000	-	20,068,188,729	292,079,211	73,387,195,909

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	Baht								
	The Bank								
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Total
						Appropriated		Unappropriated (Deficit)	
						Legal Reserve	Other Reserves		
ginning balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	6,231,844,414	1,312,639,266	800,000,000	26,675,300,000	(65,148,234,898)	48,457,555,591
ustment for cumulative effects of change in ounting policy for prior years (Note 35)	-	-	-	2,670,790,463	676,041,979	-	-	(38,961,794)	3,307,870,648
ance as of December 31, 2003, as restated	23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,187,196,692)	51,765,426,239
linary shares	81,615,540	-	-	-	-	-	-	-	81,615,540
mium on ordinary shares	-	155,935,506	-	-	-	-	-	-	155,935,506
praisal surplus on asset revaluation (restated)	-	-	-	(70,957,255)	-	-	-	70,957,255	-
valuation surplus on investments (restated)	-	-	-	-	(1,265,988,994)	-	-	-	(1,265,988,994)
duce the accumulated retained deficit (Note 33)	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-
gain (loss) not recognised in the statement of income	-	(32,152,502,699)	(5,520,432,199)	(70,957,255)	(1,265,988,994)	(800,000,000)	(26,675,300,000)	65,219,192,153	(1,265,988,994)
income (restated)	-	-	-	-	-	-	-	7,550,527,487	7,550,527,487
ding balance as of June 30, 2004 (restated)	23,622,269,710	17,528,353,247	-	8,831,677,622	722,692,251	-	-	7,582,522,948	58,287,515,778
ance as of December 31, 2004	23,636,245,370	17,555,259,156	-	8,762,354,744	951,995,819	770,000,000	-	14,671,782,216	66,347,637,305
linary shares	71,493,280	-	-	-	-	-	-	-	71,493,280
mium on ordinary shares	-	134,569,999	-	-	-	-	-	-	134,569,999
praisal surplus on asset revaluation	-	-	-	1,334,417,813	-	-	-	74,519,929	1,408,937,742
valuation surplus on investments	-	-	-	-	(189,408,212)	-	-	-	(189,408,212)
gain (loss) not recognised in the statement of income	-	-	-	1,334,417,813	(189,408,212)	-	-	74,519,929	1,219,529,530
income	-	-	-	-	-	-	-	7,691,781,151	7,691,781,151
idend paid (Note 25)	-	-	-	-	-	-	-	(2,369,894,567)	(2,369,894,567)
ding balance as of June 30, 2005	23,707,738,650	17,689,829,155	-	10,096,772,557	762,587,607	770,000,000	-	20,068,188,729	73,095,116,698

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	7,691,781,151	7,550,527,487	7,691,781,151	7,550,527,487
Add(Less) Adjustments to reconcile net income to net.				
cash from operating activities				
Depreciation and amortization	842,758,511	772,030,379	805,520,592	735,800,355
Reversal on bad debt and doubtful accounts	(779,676,787)	(4,205,669,283)	(394,339,450)	(3,099,364,297)
Loss on debt restructuring	1,089,903,726	4,761,030,666	695,038,626	3,500,353,452
Normalized provisions	625,000,000	400,000,000	625,000,000	400,000,000
Interest income from amortization of revaluation allowance for debt restructuring	(278,547,707)	(660,332,741)	(33,920,522)	(137,714,147)
Loss on revaluation of investments	18,099,542	49,076,156	18,099,542	49,076,156
Loss on impairment of investments (reversal)	(178,296,023)	20,359,559	(178,296,023)	(6,463,422)
Amortization of goodwill	21,761,385	(5,502,887)	-	-
Gain on disposal of securities for investments	(77,887,637)	(716,978,834)	(19,771,184)	(704,933,483)
Amortization of premium and discount on debt instruments	336,881,678	393,198,456	344,574,100	390,549,104
Loss on impairment of investments in receivables	21,535,760	-	21,535,760	-
Loss on impairment of foreclosed properties	96,046,388	151,784,256	4,939,853	125,674,648
Reversal on loss on impairment of other assets	(71,435,337)	(278,596,105)	(50,982,467)	(241,694,147)
Gain on disposal of premises and equipment	(8,243,615)	(162,812)	(8,235,798)	(163,289)
Reversal on loss on impairment of premises and equipment	(1,416,000)	-	(1,416,000)	-
Reversal on loss revaluation of premises and equipment	(114,875,191)	-	(114,872,689)	-
Loss on transfer of financial assets	-	435,363,898	-	-
Share of (profit) loss from investments on equity method	76,868,979	(44,082,238)	(143,335,744)	(108,149,508)
Dividend income from subsidiaries and associated companies	37,390,522	106,342,503	189,837,395	320,453,985
Amortization of discount on debentures	1,984,268	2,001,427	1,984,268	2,001,427
Decrease (increase) in accrued interest receivables	667,114,434	(548,824)	63,891,733	(48,264,243)
Decrease (increase) in other accrued income	80,895,886	(108,901,696)	95,274,311	(96,419,155)
Decrease in accrued interest payables	(75,061,456)	(1,335,253,844)	(74,158,173)	(1,335,031,169)
Increase (decrease) in other accrued expenses	1,454,482,793	(709,279,717)	1,391,676,305	(705,782,053)
Decrease in other reserves	-	(80,000,000)	-	(80,000,000)
Minority interests in net income	33,660,386	27,069,436	-	-
Net income from operations before changes in operating assets and liabilities	11,510,725,656	6,523,475,242	10,929,825,586	6,510,457,701
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(8,094,932,393)	11,933,425,975	(8,170,344,491)	11,702,085,261
Securities purchased under resale agreements	6,640,000,000	27,822,000,000	6,640,000,000	27,822,000,000
Investment for trading	(461,123,092)	(2,630,438,157)	(461,123,092)	(2,630,438,157)
Loans	(25,356,598,493)	(30,203,481,984)	(21,061,638,589)	(29,991,895,622)
Properties foreclosed	1,294,147,258	1,242,363,837	940,058,583	653,154,524
Other assets	2,723,753,245	(216,744,536)	3,668,512,618	458,175,198

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

	Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Increase (decrease) in operating liabilities				
Deposits	(10,431,731,825)	15,666,325,928	(10,412,120,111)	15,598,473,587
Interbank and money market items (liabilities)	8,374,944,908	1,968,581,161	8,309,591,790	1,878,581,160
Liabilities payable on demand	(1,582,586,199)	(1,105,987,198)	(1,582,586,199)	(1,105,987,197)
Other liabilities	8,299,089,018	4,092,456,368	7,552,953,778	4,072,380,583
Net Cash (Used in) Provided by Operating Activities	(7,084,311,917)	35,091,976,636	(3,646,870,127)	34,966,987,038
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	19,911,917,202	54,927,112,470	19,702,922,579	54,927,112,470
Proceeds from redemption of held to maturity debt instruments	4,809,820,414	10,867,645,274	641,820,414	10,223,963,314
Proceeds from disposal of general investments	107,577,259	1,824,529,011	554,064,000	1,796,033,766
Purchase of available for sale investments	(15,149,792,217)	(49,645,261,349)	(15,147,729,717)	(49,644,761,349)
Proceeds from collection of investments in receivables	45,227,031	-	36,387,947	-
Purchase of held to maturity debt instruments	(3,983,465,681)	(19,177,303,189)	(462,427,539)	(18,472,800,064)
Purchase of general investments	(214,925,989)	(1,780,917,476)	(214,925,989)	(1,780,917,476)
Purchase of investments in receivables	-	-	(3,214,979,793)	-
Proceeds from disposal of premises and equipment	11,176,122	176,199	10,442,059	176,199
Purchase of premises and equipment	(575,352,057)	(693,589,588)	(433,165,441)	(687,912,989)
Purchase of intangible assets	(544,734,033)	(234,854,365)	(552,071,551)	(234,057,290)
Net Cash Provided by (Used in) Investing Activities	4,417,448,051	(3,912,463,013)	920,336,969	(3,873,163,419)
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowing	-	(39,967,145,600)	-	(39,967,145,600)
Increase in short-term borrowing	4,404,600,000	-	4,404,600,000	-
Increase in ordinary shares	71,493,280	81,615,540	71,493,280	81,615,540
Increase in premium on share capital	134,569,999	155,935,506	134,569,999	155,935,506
Payment of dividend	(2,369,894,567)	-	(2,369,894,567)	-
Dividend paid to minority interests	(59,599,851)	(85,671,917)	-	-
Net Cash Provided by (Used in) Financing Activities	2,181,168,861	(39,815,266,471)	2,240,768,712	(39,729,594,554)
Net decrease in cash and cash equivalents	(485,695,005)	(8,635,752,848)	(485,764,446)	(8,635,770,935)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	13,536,066,960	18,699,183,946	13,535,831,175	18,699,095,513
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	13,050,371,955	10,063,431,098	13,050,066,729	10,063,324,578
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	3,458,225,253	4,939,430,879	3,454,283,186	4,936,734,470
Income tax	147,076,107	104,568,197	80,849,169	56,760,586

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 (AUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED)

FOR EACH OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 (REVIEWED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of June 30, 2005 and December 31, 2004, the Bank had total staffing of 10,175 and 10,110 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND BASIS OF CONSOLIDATION

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2004.

The financial statements are prepared under the historical cost convention except as disclosed in the accounting policies.

For the convenience of the readers, this English language translation of the financial statements has been prepared from the Thai language financial statements which are issued for domestic reporting purposes.

2.2 Basis of consolidation

The consolidated financial statements of the Bank comprise of the Bank, its subsidiaries and the interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

2.3 The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
	June 30, 2005	**December 31, 2004**	**June 30, 2004**
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Research Center Co., Ltd. ("KRC") *	99.99	99.99	99.99
Kasikorn Leasing Co., Ltd. ("K-Leasing") *	99.99	99.99	-
Kasikorn Securities Public Co., Ltd. ("K-Securities")	99.91	99.91	-
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

* The financial statements of KRC and K-Leasing are included in the consolidated financial statements since the second quarter of 2005

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On April 29, 2005, the company paid profit sharing on assets revalued on December 31, 2004, amounting to Baht 180 million and interest on such profit, calculating from January 1, 2005 to April 28, 2005, amounting to Baht 1 million to FIDF, totalling Baht 181

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on November 18, 1999, and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on December 16, 1994, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the Bank's supporter for the work of researches and public relations.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on December 24, 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the leasing and hire purchase businesses.

Kasikorn Securities Public Company Limited (formerly: "Asset Plus Securities Public Company Limited") is a company, which was registered in the Kingdom of Thailand on August 13, 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking. In December 2004, the Bank purchased 99.91% of the shares in this Company from Asia Plus Securities Public Company Limited. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements since December 2004.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payments due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 *Investments*

Investments in debt instruments or marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables are stated at acquisition cost after deducting of the allowance for impairment. When debt restructuring is applied, the balance will be recorded as loan at the fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Interest income from investments in the receivables is recognized by using the effective yield method.

Cost of investments sold is calculated by using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the set up of an additional allowance by using the number of days past due (Note 8). Collateral value used in setting up allowance for doubtful accounts depends on collateral type and appraisal period. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank sets aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Starting from the quarter ending June 30, 2002 normalized provisioning has been gradually accumulated on a quarterly basis and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting period.

3.9 **Properties Foreclosed**

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 **Premises and Equipment and Depreciation**

Premises and equipment are stated at cost less accumulated depreciation and impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Leased assets

Leases in terms of which the subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- **Depreciation**

Depreciation is charged to the income statement over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Intangible Assets

- **Goodwill**

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements are included in investments.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-10 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.12 Income Tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date.

3.13 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the year are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.14 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the income statement and included as part of gain on exchange.

3.15 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.16 **Provident Fund**

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.17 **Basic Earnings per Share**

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 **Use of Accounting Estimates**

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4 **SUPPLEMENTARY INFORMATION**

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for each of the six-month periods ended June 30, as follows:

		(Million Baht)
	Consolidated and The Bank	
	2005	2004
Revaluation deficit on investments	(189)	(1,266)

For each of the six-month periods ended June 30, 2005 and 2004, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 75 million and Baht 50 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the six-month periods ended June 30, 2005 and 2004, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 506 million and Baht 723 million, respectively on a consolidated basis and Baht 343 million and Baht 566 million, respectively for the Bank only.

For each of the six-month periods ended June 30, 2005 and 2004, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 10 million and Baht 37 million, respectively and in return received non-transferable promissory notes from TAMC, which have been included in investments in held-to-maturity debt instruments (Note 7).

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,058	-	2,058	1,961	-	1,961
Commercial banks	4,668	3,158	7,826	760	-	760
Other banks	4	-	4	4	-	4
Finance, securities and credit foncier companies	181	98	279	240	-	240
Others	-	770	770	-	400	400
Total Domestic	6,911	4,026	10,937	2,965	400	3,365
Add Accrued interest receivables	-	3	3	-	-	-
Less Allowance for doubtful accounts	(40)	(40)	(80)	(7)	(4)	(11)
Total	6,871	3,989	10,860	2,958	396	3,354
2. Foreign						
US Dollar	5,795	67,366	73,161	3,197	68,938	72,135
Japanese Yen	41	-	41	29	-	29
Other currencies	218	-	218	735	1	736
Total Foreign	6,054	67,366	73,420	3,961	68,939	72,900
Less Allowance for doubtful accounts	(6)	-	(6)	(4)	-	(4)
Total	6,048	67,366	73,414	3,957	68,939	72,896
Total Domestic and Foreign	12,919	71,355	84,274	6,915	69,335	76,250

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,058	-	2,058	1,961	-	1,961
Commercial banks	4,678	3,158	7,836	694	-	694
Other banks	4	-	4	4	-	4
Finance, securities and credit foncier companies	181	98	279	240	-	240
Others	-	770	770	-	400	400
Total Domestic	6,921	4,026	10,947	2,899	400	3,299
Add Accrued interest receivables	-	3	3	-	-	-
Less Allowance for doubtful accounts	(40)	(40)	(80)	(7)	(4)	(11)
Total	6,881	3,989	10,870	2,892	396	3,288
2. Foreign						
US Dollar	5,795	67,366	73,161	3,197	68,938	72,135
Japanese Yen	41	-	41	29	-	29
Other currencies	218	-	218	735	1	736
Total Foreign	6,054	67,366	73,420	3,961	68,939	72,900
Less Allowance for doubtful accounts	(6)	-	(6)	(4)	-	(4)
Total	6,048	67,366	73,414	3,957	68,939	72,896
Total Domestic and Foreign	12,929	71,355	84,284	6,849	69,335	76,184

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Government Bonds and BoT Bonds	12,400	18,195
State enterprise Bonds	-	845
Total	12,400	19,040

7 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	June 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	2,068	1	(2)	2,067
Less Allowance for revaluation	(1)			-
Total	2,067			2,067
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,111	143	(45)	14,209
1.2.2 Private enterprise debt instruments	860	3	(2)	861
1.2.3 Foreign debt instruments	7,528	8	(2)	7,534
1.2.4 Marketable equity securities - domestic	1,224	322	(565)	981
1.2.5 Others	50	-	(24)	26
Total	23,773	476	(638)	23,611
Add Allowance for revaluation	393			-
Less Allowance for impairment	(555)			-
Total	23,611			23,611
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	13,475	106	(3)	13,578
1.3.2 Private enterprises debt instruments	30	-	(3)	27
1.3.3 Foreign debt instruments	5,075	-	(30)	5,045
Total	18,580	106	(36)	18,650
Less Allowance for impairment	(3)			-
Total	18,577			18,650
Total Current Investments - net	44,255			44,328

(Million Baht)

	Consolidated			
	June 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	16,839	147	(91)	16,895
2.1.2 Private enterprise debt instruments	1,611	4	(13)	1,602
2.1.3 Foreign debt instruments	17,046	170	(37)	17,179
2.1.4 Marketable equity securities - domestic	135	190	-	325
2.1.5 Others	45	-	-	45
Total	35,676	511	(141)	36,046
Add Allowance for revaluation	370			-
Total	36,046			36,046
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	12,040	118	(494)	11,664
2.2.2 Private enterprises debt instruments	992	-	(784)	208
2.2.3 Foreign debt instruments	8,193	6	(83)	8,116
Total	21,225	124	(1,361)	19,988
Less Allowance for impairment	(1,232)			-
Total	19,993			19,988
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,953	-	(771)	2,182
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	4,704	-	(96)	4,608
Total	8,076	-	(1,190)	6,886
Less Allowance for impairment	(1,190)			-
Total	6,886			6,886
Total Long-term Investments - net	62,925			62,920

(Million Baht)

	Consolidated December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,409	113	(210)	14,312
1.2.2 Private enterprise debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	4,624	12	(1)	4,635
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	6,838	12	(42)	6,808
Less Allowance for impairment	(30)			-
Total	6,808			6,808
Total Current Investments - net	33,325			33,325

(Million Baht)

	Consolidated December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	21,791	210	(119)	21,882
2.1.2 Private enterprise debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	247	353	(1)	599
2.1.5 Others	59	1	-	60
Total	39,262	678	(186)	39,754
Add Allowance for revaluation	492			-
Total	39,754			39,754
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,798	359	(488)	21,669
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,287	378	(1,359)	33,306
Less Allowance for impairment	(1,205)			-
Total	33,082			33,306
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,857	-	(813)	2,044
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,356	-	(1,984)	1,372
Total	6,632	-	(3,120)	3,512
Less Allowance for impairment	(3,120)			-
Total	3,512			3,512
Total Long-term Investments - net	76,348			76,572

(Million Baht)

	The Bank June 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	2,068	1	(2)	2,067
Less Allowance for revaluation	(1)			-
Total	2,067			2,067
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,111	143	(45)	14,209
1.2.2 Private enterprises debt instruments	860	3	(2)	861
1.2.3 Foreign debt instruments	7,528	8	(2)	7,534
1.2.4 Marketable equity securities - domestic	1,224	322	(565)	981
1.2.5 Others	50	-	(24)	26
Total	23,773	476	(638)	23,611
Add Allowance for revaluation	393			-
Less Allowance for impairment	(555)			-
Total	23,611			23,611
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	12,446	106	(2)	12,550
1.3.2 Private enterprises debt instruments	30	-	(3)	27
1.3.3 Foreign debt instruments	5,075	-	(30)	5,045
Total	17,551	106	(35)	17,622
Less Allowance for impairment	(3)			-
Total	17,548			17,622
Total Current Investments - net	43,226			43,300

(Million Baht)

	The Bank June 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises				
securities	16,839	147	(91)	16,895
2.1.2 Private enterprises debt instruments	1,611	4	(13)	1,602
2.1.3 Foreign debt instruments	17,046	170	(37)	17,179
2.1.4 Marketable equity securities				325
- domestic	135	190	-	
2.1.5 Others	45	-	-	45
Total	35,676	511	(141)	36,046
Add Allowance for revaluation	370			-
Total	36,046			36,046
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises				
securities	11,971	117	(494)	11,594
2.2.2 Private enterprises debt instruments	992	-	(784)	208
2.2.3 Foreign debt instruments	8,193	6	(83)	8,116
Total	21,156	123	(1,361)	19,918
Less Allowance for impairment	(1,232)			-
Total	19,924			19,918
2.3 *General investments*				
2.3.1 Non-marketable equity securities				
-domestic	2,914	-	(756)	2,158
2.3.2 Non-marketable equity securities				
-overseas	419	-	(323)	96
2.3.3 Investments in receivables	2,970	-	(21)	2,949
Total	6,303	-	(1,100)	5,203
Less Allowance for impairment	(1,100)			-
Total	5,203			5,203
Total Long-term Investments - net	61,173			61,167

(Million Baht)

	The Bank			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,409	113	(210)	14,312
1.2.2 Private enterprises debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,957	9	-	2,966
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	5,171	9	(41)	5,139
Less Allowance for impairment	(30)			-
Total	5,141			5,139
Total Current Investments - net	31,658			31,656

(Million Baht)

	The Bank			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,791	210	(119)	21,882
2.1.2 Private enterprises debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	136	277	-	413
2.1.5 Others	59	1	-	60
Total	39,151	602	(185)	39,568
Add Allowance for revaluation	417			-
Total	39,568			39,568
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,727	358	(488)	21,597
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,216	377	(1,359)	33,234
Less Allowance for impairment	(1,205)			-
Total	33,011			33,234
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,819	-	(798)	2,021
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,238	-	(1,121)	2,117
Less Allowance for impairment	(1,121)			-
Total	2,117			2,117
Total Long-term Investments - net	74,696			74,919

As of June 30, 2005 and December 31, 2004, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 5,978 million and Baht 3,668 million, respectively, and the right to receive promissory notes from TAMC of Baht 12 million and Baht 2,658 million, respectively.

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For each of the Three-Month Periods Ended June 30,		For each of the Three-Month Periods Ended June 30	
	2005	2004	2005	2004
Gain on disposal of investments				
Held for trading investments	49	7	49	7
Available-for-sale investments	112	175	112	175
Held-to-maturity debt	1	-	1	-
General investments	-	2	-	2
Investments in receivables	-	2	-	-
Total	162	186	162	184
Loss on disposal of investments				
Held for trading investments	(4)	(47)	(4)	(47)
Available-for-sale investments	(93)	(137)	(93)	(137)
General investments	(21)	-	(21)	-
Total	(118)	(184)	(118)	(184)
Loss from revaluation	(21)	(51)	(21)	(51)
(Loss) reversal on impairment				
Investments in securities	179	(178)	179	(128)
Investments in receivables	(22)	-	(22)	-
Total	157	(178)	157	(128)
Total Gain(Loss) on Investments	180	(227)	180	(179)

(Million Baht)

	Consolidated		The Bank	
	For each of the Six-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30	
	2005	2004	2005	2004
Gain on disposal of investments				
Held for trading investments	60	50	60	50
Available-for-sale investments	246	851	150	851
Held-to-maturity debt	1	2	1	2
General investments	11	5	11	5
Investments in receivables	-	12	-	-
Total	318	920	222	908
Loss on disposal of investments				
Held for trading investments	(6)	(47)	(6)	(47)
Available-for-sale investments	(121)	(153)	(121)	(153)
General investments	(21)	-	(21)	-
Total	(148)	(200)	(148)	(200)
Loss from revaluation	(18)	(49)	(18)	(49)
(Loss) reversal on impairment				
Investments in securities	178	30	178	6
Investments in receivables	(22)	(50)	(22)	-
Total	156	(20)	156	6
Total Gain on Investments	308	651	212	665

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Revaluation surplus on investments				
Debt instruments	285	49	285	49
Equity securities	477	903	477	829
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	-	-	74
Total	762	952	762	952

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	June 30, 2005				December 31, 2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	7,538	18,677	4,735	30,950	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	821	1,650	-	2,471	287	2,559	-	2,846
1.3 Foreign debt instruments	7,528	11,184	5,862	24,574	9,458	10,809	3,834	24,101
Total	15,887	31,511	10,597	57,995	15,269	38,532	9,346	63,147
Add(Less) Allowance for revaluation	27	162	96	285	19	126	(95)	50
Total	15,914	31,673	10,693	58,280	15,288	38,658	9,251	63,197
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	13,475	6,049	5,991	25,515	4,624	15,472	6,326	26,422
2.2 Private enterprise debt instruments	30	209	783	1,022	4	278	783	1,065
2.3 Foreign debt instruments	5,075	8,193	-	13,268	2,210	11,428	-	13,638
Total	18,580	14,451	6,774	39,805	6,838	27,178	7,109	41,125
Less Allowance for impairment	(3)	-	(1,232)	(1,235)	(30)	-	(1,205)	(1,235)
Total	18,577	14,451	5,542	38,570	6,808	27,178	5,904	39,890
Total Debt Instruments	34,491	46,124	16,235	96,850	22,096	65,836	15,155	103,087

(Million Baht)

	The Bank							
	June 30, 2005				December 31, 2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	7,538	18,677	4,735	30,950	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	821	1,650	-	2,471	287	2,559	-	2,846
1.3 Foreign debt instruments	7,528	11,184	5,862	24,574	9,458	10,809	3,834	24,101
Total	15,887	31,511	10,597	57,995	15,269	38,532	9,346	63,147
Add(Less)Allowance for revaluation	27	162	96	285	19	126	(95)	50
Total	15,914	31,673	10,693	58,280	15,288	38,658	9,251	63,197
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	12,446	5,980	5,991	24,417	2,957	15,401	6,326	24,684
2.2 Private enterprise debt instruments	30	209	783	1,022	4	278	783	1,065
2.3 Foreign debt instruments	5,075	8,193	-	13,268	2,210	11,428	-	13,638
Total	17,551	14,382	6,774	38,707	5,171	27,107	7,109	39,387
Less Allowance for impairment	(3)	-	(1,232)	(1,235)	(30)	-	(1,205)	(1,235)
Total	17,548	14,382	5,542	37,472	5,141	27,107	5,904	38,152
Total Debt Instruments	33,462	46,055	16,235	95,752	20,429	65,765	15,155	101,349

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated						
	June 30, 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	93	200	3	6	-	(286)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	3	932	491	2	2	37	(1,383)
4. Investment in receivables with uncertainty in settlement or in default	3,530	-	-	3,435	-	-	(95)
Total	3,536	1,026	822	3,440	8	37	(1,896)

(Million Baht)

Consolidated

December 31, 2004

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	121	200	-	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	967	452	-	2	-	(1,417)
4. Investment in receivables with uncertainty in settlement or in default	3,356	-	-	1,372	-	-	(1,984)
Total	3,356	1,089	783	1,372	16	-	(3,842)

(Million Baht)

The Bank

June 30, 2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	93	200	3	6	-	(286)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	3	932	491	2	2	37	(1,383)
4. Investment in receivables with uncertainty in settlement or in default	1,795	-	-	1,774	-	-	(21)
Total	1,801	1,026	822	1,779	8	37	(1,822)

(Million Baht)

	The Bank				
	December 31, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

:nts in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Asset Management											
.td.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,750	3,659
set Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	2,903	2,938
s Land and Buildings	Property										
.td.	Development	99.99%	99.99%	-	-	-	-	1,122	1,700	912	1,374
Co., Ltd.	Service	99.99%	99.99%	21	21	66	54	21	21	66	54
s Plus Co., Ltd.	Service	99.99%	99.99%	4	4	23	26	4	4	23	26
n Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	342	304
n Research Center											
.td.	Service	99.99%	99.99%	-	3	-	21	6	3	16	21
s Facilities Management											
.td.	Service	99.99%	99.99%	5	5	14	16	5	5	14	16
s Management Co., Ltd.	Service	99.99%	99.99%	6	6	14	11	6	6	14	11
n Leasing Co., Ltd.	Service	99.99%	99.99%	-	60	-	60	60	60	53	60
s Software Co., Ltd.	Service	99.99%	99.99%	18	18	49	45	18	18	49	45
s Storage Co., Ltd.	Service	99.98%	99.98%	3	3	13	18	3	3	13	18
s Services Co., Ltd.	Service	99.97%	99.97%	2	2	13	26	2	2	13	26
s HR Co., Ltd.	Service	99.93%	99.93%	1	1	2	1	1	1	2	1
n Securities Public Co., Ltd.	Securities Business	99.91%	99.91%	-	-	-	-	1,310	1,310	1,263	1,305

(Million Baht)

				Consolidated Investments				The Bank Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	37	26	5	5	37	26
n Asset gement Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	547	594
ministration Services td. *	Service	-	51.00%	-	13	-	19	-	13	-	19
ng Center Co., Ltd.	Service	30.00%	30.00%	3	3	168	160	3	3	168	160
sociate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	1	1	1	1	1
pital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Information Co., Ltd.	Service	20.00%	20.00%	14	14	2	3	14	14	2	3
d Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	47	168	355	355	47	168
stries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
al				451	527	463	669	14,867	15,455	10,249	10,843
owance for impairment				(381)	(383)	(61)	(207)	(3,333)	(3,335)	(61)	(207)
stments in Subsidiaries and Associated Companies - Net				70	144	402	462	11,534	12,120	10,188	10,636

uary 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Agricultural and mining	48	48	-	-
Manufacturing and commerce	254	277	254	277
Property development and construction	1,309	1,153	1,309	1,153
Infrastructure and services	28	6	23	1
Others	330	394	330	394
Total	1,969	1,878	1,916	1,825

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	June 30, 2005	December 31, 2004
ASSETS		
Cash and deposits at financial institution	62	161
Long-term investments - net	50	50
Investments in receivables - net	5,653	4,981
Loans, receivables and accrued interest receivables - net	4,417	4,508
Properties foreclosed - net	4,426	1,124
Equipment - net	5	6
Other assets - net	550	402
Total Assets	15,163	11,232
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	11,340	7,440
Other liabilities	73	133
Shareholders' Equity	3,750	3,659
Total Liabilities and Shareholders' Equity	15,163	11,232

Phethai Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
	(Unaudited) (Reviewed)		(Audited)	
Interest and dividend income	113	129	240	319
Interest expense	29	26	49	54
Net income from interest and dividend	84	103	191	265
(Reversal) bad debt and doubtful accounts	(17)	45	(22)	(108)
Loss on debt restructuring	78	286	195	454
Income (expense) from interest and dividend after (reversal) bad debt and doubtful accounts and loss on debt restructuring	23	(228)	18	(81)
Non-interest income	176	241	245	534
Non-interest expense	126	39	171	166
Net profit (loss)	73	(26)	92	287
Basic earnings (loss) per share (Baht)	0.12	(0.04)	0.15	0.48

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Six-Month Periods Ended June 30, 2005 and 2004

(Audited)

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	92	287
Add (less) Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(175)	(495)
Loss on impairment of investments in receivables	78	18
Reversal of bad debt and doubtful accounts	(22)	(108)
Loss on debt restructuring	195	454
Interest income from amortization of revaluation allowance for debt restructuring	(85)	(192)
Depreciation and amortization	4	3
Loss on impairment of properties foreclosed	90	25
Loss on impairment of assets to be transferred	-	38
Reversal of loss on impairment of other assets	(21)	(36)
Increase(decrease) in accrued interest payables	9	(4)
Decrease in accrued expenses	(16)	(4)
Net profit (loss) from operations before changes in operating assets and liabilities	149	(14)
(Increase) decrease in operating assets		
Investments in receivables	43	119
Loans and receivables	603	1,912
Properties foreclosed	(1,960)	46
Other assets	140	11
(Decrease) increase in operating liabilities		
Other liabilities	(54)	9
Net Cash (Used in) Provided by Operating Activities	(1,079)	2,083
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	-	(1)
Net Cash Used in Investing Activities	-	(1)

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Six-Month Periods Ended June 30, 2005 and 2004

(Audited)

	Million Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received of borrowings from financial institutions	980	-
Cash paid for repayment of borrowings from financial institutions	-	(2,135)
Net Cash Provided by (Used in) Financing Activities	980	(2,135)
Net decrease in cash and cash equivalents	(99)	(53)
Cash and cash equivalents at the beginning of the periods	161	112
Cash and cash equivalents at the end of the periods	62	59
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the periods		
Interest expense	40	58

Ploy Asset Management Company Limited

(During Liquidation)

Condensed Balance Sheets

(Audited)

	Million Baht	
	June 30, 2005	December 31, 2004
		(Restated)
ASSETS		
Cash and deposits at financial institutions	15	23
Promissory note to related company	2,920	-
Long-term investments – net	-	185
Investments in receivables – net	-	1,372
Loans, receivables and accrued interest receivables – net	-	4,013
Properties foreclosed – net	-	2,973
Leasehold improvement and equipment – net	-	1
Other assets – net	5	87
Total Assets	2,940	8,654
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	-	5,665
Other liabilities	3	198
Shareholders' Equity	2,937	2,791
Total Liabilities and Shareholders' Equity	2,940	8,654

Ploy Asset Management Company Limited

(During Liquidation)

Condensed Statements of Income

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
	(Unaudited) (Reviewed)		(Audited)	
Interest and dividend income	8	203	225	455
Interest expense	1	17	13	36
Net income from interest and dividend	7	186	212	419
Reversal of bad debt and doubtful accounts	(1)	(527)	(182)	(533)
Loss on debt restructuring	-	259	199	807
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	8	454	195	145
Non-interest (expense) income	-	(492)	173	(436)
Non-interest expense	(156)	40	147	66
Net (loss) profit	164	(78)	221	(357)
Basic (loss) earnings per share (Baht)	0.33	(0.16)	0.44	0.71

Ploy Asset Management Company Limited

(During Liquidation)

Statements of Cash Flows

For Each of the Six-Month Periods Ended June 30, 2005 and 2004

(Audited)

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	221	(357)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on investments in securities	(96)	(23)
Loss on transfer of financial assets	-	436
Loss on impairment of investments in receivables	-	50
Reversal of bad debt and doubtful accounts	(182)	(533)
Loss on debt restructuring	199	807
Interest income from amortization of revaluation allowance for debt restructuring	(159)	(330)
Depreciation and amortization	1	1
Loss on impairment of properties foreclosed	1	25
Reversal of loss on impairment of other assets	-	2
Loss from written-off prepaid withholding tax	3	-
Increase in accrued interest receivables	(5)	-
Decrease in accrued interest payables	(5)	(1)
Decrease in accrued expenses	(8)	(4)
Net (loss) profit from operations before changes in operating assets and liabilities	(30)	73
(Increase) decrease in operating assets		
Investments in receivables	2	5
Loans and receivables	219	1,028
Properties foreclosed	2,183	12
Prepaid income tax	(1)	10
Other assets	49	(4)
Decrease in operating liabilities		
FIDF payable	(182)	-
Deferred income	-	(6)
Other liabilities	(5)	(2)
Net Cash Provided by Operating Activities	2,235	1,116

Ploy Asset Management Company Limited

(During Liquidation)

Statements of Cash Flows (Continued)

For Each of the Six-Month Periods Ended June 30, 2005 and 2004

(Audited)

	Million Baht	
	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	209	116
Purchases of long-term investments	(2)	(1)
Net Cash Provided by Investing Activities	207	115
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(2,450)	(1,270)
Net Cash Used in Financing Activities	(2,450)	(1,270)
Net decrease in cash and cash equivalents	(8)	(39)
Cash and cash equivalents at the beginning of the periods	23	84
Cash and cash equivalents at the end of the periods	15	45
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the periods		
Interest expense	17	37
Income tax	1	1

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	June 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and deposits at financial institutions	66	109
Investments – net	-	358
Other current assets	6	7
Properties foreclosed – net	509	565
Premises and equipment – net	341	347
Total Assets	922	1,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	10	11
Shareholders' equity	912	1,375
Total Liabilities and Shareholders' Equity	922	1,386

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Revenues	22	10	26	18
Expense	24	11	25	(1)
Net profit (loss)	(2)	(1)	1	19
Earnings (loss) per share (Baht)	(0.10)	(0.03)	0.05	0.96

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	June 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	61	103
Factoring receivables – net	2,353	2,708
Current portion of finance lease receivables – net	85	107
Current portion of installation receivables – net	20	16
Other current assets	21	16
Non-Current Assets		
Factoring receivables due over one year	117	95
Finance lease receivables – net	65	87
Installment receivables – net	27	34
Other non-current assets	14	16
Total Assets	2,763	3,182
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,970	1,700
Accounts payables	5	4
Factoring payables	-	616
Current portion of long-term loan	335	260
Long term loan - net	97	220
Other liabilities	24	88
Shareholders' Equity	332	294
Total Liabilities and Shareholders' Equity	2,763	3,182

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Revenues	70	61	133	115
Expense	49	42	95	80
Net profit	21	19	38	35
Earnings per share (Baht)	13.29	11.96	23.92	22.02

Kasikorn Research Center Company Limited

Condensed Balance Sheet

	Million Baht	
	June 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	12	18
Other assets	6	5
Total Assets	18	23
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	1	7
Shareholders' Equity	17	16
Total Liabilities and Shareholders' Equity	18	23

Kasikorn Research Center Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Revenues	14	13	26	24
Expense	8	10	25	24
Net profit	6	3	1	-
Earnings per share (Baht)	59.69	29.28	10.49	0.15

Kasikorn Leasing Company Limited

Condensed Balance Sheet

	Million Baht	
	June 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	52	-
Other assets	19	60
Total Assets	71	60
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	18	-
Shareholders' Equity	53	60
Total Liabilities and Shareholders' Equity	71	60

Kasikorn Leasing Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht	
	For Each of the Three-Month Periods Ended June 30, 2005	For Each of the Six-Month Periods Ended June 30, 2005
Revenues	1	-
Expense	5	7
Net Loss	(4)	(7)
Loss per share (Baht)	(0.67)	(1.13)

Kasikorn Securi.ies Public Company Limited

Condensed Balance Sheet

(Audited)

	Million Baht	
	June 30, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	104	2
Investments – net	578	760
Other assets	133	10
Total Assets	815	772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	66	3
Shareholders' Equity	749	769
Total Liabilities and Shareholders' Equity	815	772

Kasikorn Securities Public Company Limited

Condensed Statements of Income

	Million Baht	
	For Each of the Three-Month Periods Ended June 30, 2005 (Unaudited) (Reviewed)	For Each of the Six-Month Periods Ended June 30, 2005 (Audited)
Revenues	3	6
Expense	15	26
Net Loss	(12)	(20)
Loss per share (Baht)	(0.20)	(0.33)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	June 30, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	54	83
Investments – net	528	627
Fee receivables	96	81
Premises and equipment – net	153	162
Properties foreclosed – net	1	1
Other assets	312	338
Total Assets	1,144	1,292
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	125	166
Shareholders' Equity	1,019	1,126
Total Liabilities and Shareholders' Equity	1,144	1,292

Kasikorn Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
	(Unaudited) (Reviewed)		(Audited)	
Revenues	211	187	425	387
Expense	163	133	322	280
Net profit	48	54	103	107
Earnings per share (Baht)	1.77	1.98	3.78	3.93

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	June 30, 2005 (Unaudited) (Reviewed)			December 31, 2004 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kanpai Co., Ltd.	142	75	67	134	79	55
Progress Plus Co., Ltd.	37	14	23	59	33	26
Progress Facilities Management Co., Ltd.	22	8	14	25	9	16
Progress Services Co., Ltd.	19	6	13	33	6	27
Progress Management Co., Ltd.	18	4	14	17	6	11
Progress Storage Co., Ltd.	15	2	13	20	2	18
Progress Appraisal Co., Ltd.	60	22	38	48	21	27
Progress Software Co., Ltd.	61	12	49	65	20	45
Thai Administration Services Co., Ltd.*	-	-	-	91	54	37
Progress H R Co., Ltd.	5	3	2	1	-	1
	379	146	233	493	230	263

*On January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended June30,

	2005				2004			
	(Unaudited) (Reviewed)							
	Revenue	Expenses	Net Profit (loss)	Earnings (loss) per Share (Baht)	Revenue	Expenses	Net Profit (loss)	Earnings (loss) per Share (Baht)
Kanpai Co., Ltd.	52	44	8	39.01	39	34	5	22.03
Progress Plus Co., Ltd.	30	31	(1)	(0.71)	93	88	5	20.50
Progress Facilities Management Co., Ltd.	17	16	1	24.92	14	13	1	21.76
Progress Services Co., Ltd.	38	36	2	127.45	35	33	2	100.81
Progress Management Co., Ltd.	10	10	-	11.61	9	8	1	9.30
Progress Storage Co., Ltd.	8	6	2	76.00	6	4	2	66.29
Progress Appraisal Co., Ltd.	45	40	5	1,185.33	37	35	2	484.75
Progress Software Co., Ltd.	38	33	5	51.61	19	24	(5)	(46.14)
Progress H R Co., Ltd.	42	41	1	88.42	-	-	-	-
Thai Administration Services Co., Ltd.*	-	-	-	-	23	20	3	0.30
	280	257	23		275	259	16	

(Million Baht except for Earnings per Share)

Statements of Income

For Each of the Six-Month Periods Ended June 30,

	2005				2004			
	(Unaudited) (Reviewed)							
	Revenue	Expenses	Net Profit	Earnings per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kanpai Co., Ltd.	109	89	20	101.29	78	68	10	48.19
Progress Plus Co., Ltd.	66	66	-	1.81	202	193	9	38.12
Progress Facilities Management Co., Ltd.	34	31	3	61.85	28	26	2	31.98
Progress Services Co., Ltd.	77	72	5	269.33	70	65	5	244.92
Progress Management Co., Ltd.	20	18	2	38.78	17	15	2	28.02
Progress Storage Co., Ltd.	16	11	5	170.73	12	8	4	142.58
Progress Appraisal Co., Ltd.	81	72	9	1,885.69	75	66	9	1,791.70
Progress Software Co., Ltd.	67	59	8	80.29	43	42	1	7.54
Progress H R Co., Ltd.	76	75	1	98.46	-	-	-	-
Thai Administration Services Co., Ltd.*	-	-	-	-	46	40	6	0.63
	546	493	53		571	523	48	

*On January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Overdrafts	131,273	133,708	124,317	125,871
Loans	259,152	259,209	252,556	243,911
Bills	191,787	177,657	199,285	189,467
Others	22,791	22,015	19,538	18,868
Total	605,003	592,589	595,696	578,117
Add Accrued interest receivable	1,788	2,455	1,254	1,318
	606,791	595,044	596,950	579,435
Less Allowance for doubtful accounts	(33,491)	(39,068)	(24,701)	(26,968)
Less Revaluation allowance for debt restructuring	(2,286)	(4,878)	(1,898)	(2,297)
Less Normalized provisioning	(3,025)	(2,400)	(3,025)	(2,400)
Total	567,989	548,698	567,326	547,770

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Within 1 year	392,017	374,926	393,931	378,858
Over 1 year	214,774	220,118	203,019	200,577
Total	606,791	595,044	596,950	579,435

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	579,416	12	579,428	568,678	12	568,690
US Dollars	23,464	1,485	24,949	21,496	1,442	22,938
Other currencies	2,401	13	2,414	3,400	16	3,416
Total	605,281	1,510	606,791	593,574	1,470	595,044

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	569,575	12	569,587	553,069	12	553,081
US Dollars	23,464	1,485	24,949	21,496	1,442	22,938
Other currencies	2,401	13	2,414	3,400	16	3,416
Total	595,440	1,510	596,950	577,965	1,470	579,435

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	June 30, 2005					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,741	196	193	415	1,806	18,351
Manufacturing and commerce	325,469	2,869	2,786	7,668	24,399	363,191
Property development and construction	28,038	494	1,166	1,752	7,229	38,679
Infrastructure and services	53,554	589	779	1,294	4,538	60,754
Housing loans	58,849	940	687	995	6,990	68,461
Others	51,273	575	281	629	1,846	54,604
	532,924	5,663	5,892	12,753	46,808	604,040
Kasikorn Factoring Co., Ltd.						2,751
Total						606,791

(Million Baht)

Consolidated

December 31, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,929	406	394	359	2,032	18,120
Manufacturing and commerce	312,043	2,902	3,020	8,091	27,195	353,251
Property development and construction	30,187	841	1,029	720	8,792	41,569
Infrastructure and services	51,607	752	2,904	1,361	5,670	62,294
Housing loans	53,488	950	802	868	8,211	64,319
Others	50,215	432	296	604	1,489	53,036
	512,469	6,283	8,445	12,003	53,389	592,589
Kasikorn Factoring Co., Ltd.						2,455
Total						595,044

(Million Baht)

The Bank

June 30, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,733	196	193	415	1,504	18,041
Manufacturing and commerce	324,071	2,519	2,786	7,668	17,475	354,519
Property development and construction	27,518	333	1,166	1,752	4,786	35,555
Infrastructure and services	52,823	424	779	1,294	3,606	58,926
Housing loans	58,659	856	687	995	5,165	66,362
Others	61,315	364	281	629	958	63,547
Total	540,119	4,692	5,892	12,753	33,494	596,950

(Million Baht)

	The Bank					
	December 31, 2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,926	337	394	359	1,711	17,727
Manufacturing and commerces	307,049	2,438	3,020	8,091	18,482	339,080
Property development and construction	27,343	448	1,029	720	5,546	35,086
Infrastructure and services	49,766	562	2,904	1,361	4,114	58,707
Housing loans	53,288	840	802	868	5,832	61,630
Others	64,817	387	296	604	1,101	67,205
Total	517,189	5,012	8,445	12,003	36,786	579,435

5. Classified by Account Status

(Million Baht)

	Consolidated			
	June 30, 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	532,924	206,107	1	5,365*
Special Mention	5,663	1,025	2	113
Sub-Standard	5,892	1,733	20	347
Doubtful	12,753	4,929	50	2,464
Doubtful of Loss	46,808	16,692	100	16,803**
Allowance established in excess of BOT regulations	-	-		8,316
	604,040	230,486		33,408
Kasikorn Factoring Co., Ltd.	2,751	2,659		83
Total	606,791	233,145		33,491

* Includes the allowance for doubtful accounts of two asset management companies as per the BoT's audit result, which is transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

Consolidated

December 31, 2004

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	512,469	171,697	1	5,692*
Special Mention	6,283	1,377	2	191
Sub-Standard	8,445	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	53,389	18,598	100	18,928**
Allowance established in excess of BOT regulations	-	-		11,782
	592,589	198,750		38,989
Kasikorn Factoring Co., Ltd.	2,455	2,455		79
Total	595,044	201,205		39,068

(Million Baht)

The Bank

June 30,2005

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	540,119	215,699	1	5,401
Special Mention	4,692	891	2	94
Sub-Standard	5,892	1,733	20	347
Doubtful	12,753	4,929	50	2,464
Doubtful of Loss	33,494	10,907	100	10,952**
Allowance established in excess of BOT regulations	-	-		5,443
Total	596,950	234,159		24,701

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

	The Bank December 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	517,189	181,668	1	5,175
Special Mention	5,012	957	2	100
Sub-Standard	8,445	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	36,786	11,560	100	11,831**
Allowance established in				
Excess of BOT regulations	-	-		7,466
Total	579,435	201,263		26,968

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of June 30, 2005 and December 31, 2004, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	June 30, 2005		
	The Bank	Phethai - AMC (Original principal)	The Bank and AMC
Non-performing loans	51,785	12,791	64,576
Total loans used for NPL ratio calculation [1]	604,283	16,946	610,839[2]
Percentage of total loans	8.57	75.48	10.57

(Million Baht)

	December 31, 2004			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	56,870	14,407	1,532	72,809
Total loans used for NPL ratio calculation [1]	579,885	19,002	7,939	591,901 [2]
Percentage of total loans	9.81	75.82	19.31	12.30

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of June 30, 2005 and December 31, 2004 amounting to Baht 10,390 million and Baht 14,925 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	June 30, 2005			
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	65,709	16,946	54	82,709
Total loans used for ratio Calculation*	604,283	16,946	2,751	613,590**
Percentage of total loans	10.87	100.00	1.95	13.48

(Million Baht)

	December 31, 2004				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	71,353	19,002	7,939	55	98,349
Total loans used for ratio Calculation*	579,885	19,002	7,939	2,455	594,356**
Percentage of total loans	12.31	100.00	100.00	2.23	16.55

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of June 30, 2005 and December 31, 2004 amounting to Baht 10,390 million and Baht 14,925 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,240	521	279	1,499	834	274

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,195	521	235	1,148	530	227

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	June 30, 2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,420
Kasikorn Factoring Co., Ltd.	Bills	3-6 Months	Money Market Rate + Spread 1% at least	1,545
	Loans	1-3 Years	Fixed Rate	425

(Million Baht)

	December 31, 2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,440
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	5,665
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,340
	Loans	3 Years	Fixed Rate	480

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the six-month periods ended June 30, 2005 and 2004, the Bank transferred to TAMC sub-quality assets relating to 1 borrower and 3 borrowers with a gross book value (as of their transfer dates) of Baht 13 million and Baht 43 million, respectively (up to June 30, 2005 totaling Baht 14,585 million). The estimated total transfer price was Baht 10 million and Baht 37 million (up to June 30, 2005 totaling Baht 10,152 million). As of June 30, 2005, the Bank received promissory notes from TAMC of Baht 10,140 million and TAMC is examining the remaining assets of Baht 12 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

9 TROUBLED DEBT RESTRUCTURING

For each of the six-month periods ended June 30, 2005 and 2004, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2005		2004		2005		2004	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	1,400	7,526	2,729	18,579	1,162	4,497	2,250	9,585
Debt restructuring contracts that incurred no losses	7,495	12,205	7,910	17,560	7,334	11,521	7,411	14,843
Total	8,895	19,731	10,639	36,139	8,496	16,018	9,661	24,428

Losses on debt restructuring for each of the six-month periods ended June 30, 2005 and 2004 were as follows:

(Million Baht)

	Consolidated June 30, 2005					
		The Outstanding Debt		Transferred Assets		Loss on Debt
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Restructuring
Transfers of assets	915	2,937	-	Cash, land, premises and investments	1,865	1,034
Changes of repayment conditions	416	3,957	3,764	-	-	339
Debt restructuring in various forms	69	632	374	Cash, land, premises and investments	191	141
Total	1,400	7,526	4,138		2,056	1,514

(Million Baht)

Consolidated

June 30, 2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	2,096	7,290	-	Cash, land, premises and investments	4,658	2,632
Changes of repayment conditions	464	8,763	8,468	-	-	1,060
Debt restructuring in various forms	169	2,526	2,099	Cash, land, premises and investments	280	1,310
Total	2,729	18,579	10,567		4,938	5,002

(Million Baht)

The Bank

June 30, 2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	858	2,534	-	Cash, land, premises and investments	1,699	797
Changes of repayment conditions	241	1,351	1,269	-	-	183
Debt restructuring in various forms	63	612	363	Cash, land, premises and investments	184	139
Total	1,162	4,497	1,632		1,883	1,119

(Million Baht)

The Bank

June 30, 2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,956	6,213	-	Cash, land, premises and investments	3,980	2,233
Changes of repayment conditions	139	1,120	1,073	-	-	242
Debt restructuring in various forms	155	2,252	1,888	Cash, land, premises and investments	261	1,266
Total	2,250	9,585	2,961		4,241	3,741

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the six-month periods ended June 30, 2005 and 2004 are as follows:

(Million Baht)

Consolidated

Terms of debt restructuring agreements	2005 Cases	2005 The Outstanding Debt Before Restructuring	2005 The Outstanding Debt After Restructuring	2005 End of Period	2004 Cases	2004 The Outstanding Debt Before Restructuring	2004 The Outstanding Debt After Restructuring	2004 End of Period
Less than 5 years	282	2,753	2,389	1,535	367	4,576	4,069	3,657
5 to 10 years	103	1,402	1,316	957	35	1,796	1,769	1,699
Over 10 years	100	434	433	378	231	4,917	4,729	4,111
Total	485	4,589	4,138	2,870	633	11,289	10,567	9,467

(Million Baht)

	The Bank							
	2005				2004			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	188	1,288	1,025	810	282	3,127	2,718	2,517
5 to 10 years	42	456	388	384	6	232	232	232
Over 10 years	74	219	219	218	6	13	11	11
Total	304	1,963	1,632	1,412	294	3,372	2,961	2,760

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	122	455	410	1,126

(Million Baht)

	The Bank			
	For each of the Three-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	85	210	156	548

As of June 30, 2005 and December 31, 2004, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	92	90

As of June 30, 2005 and December 31, 2004, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	2,870	12,053	1,412	2,929
Debt restructuring contracts that incurred no losses	9,441	16,220	8,903	14,343
Total	12,311	28,273	10,315	17,272

As of June 30, 2005 and December 31, 2004, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	15,318	23,448	12,629	14,625
Debt restructuring contracts that incurred no losses	37,056	44,293	35,574	39,532
Total	52,374	67,741	48,203	54,157

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

June 30, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,692	191	761	1,635	18,928	11,782	38,989
Transferred from investments in receivables	-	-	-	-	22	-	22
Doubtful accounts (reversal)	175	(62)	(414)	829	2,365	(3,659)	(766)
Bad debts recovered	-	-	-	-	531	-	531
Bad debts written off	-	-	-	-	(3,093)	-	(3,093)
Allowance for loans transferred to TAMC	-	-	-	-	3	-	3
Allowance for loans transferred to Bank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Others	-	-	-	-	(237)	800	563
Balance at end of the period	5,365	113	347	2,464	16,803	8,316	33,408
Kasikorn Factoring Co., Ltd							83

(Million Baht)

Consolidated

December 31, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,424	276	130	928	34,891	18,545	59,194
Transferred from investments in receivables	-	-	-	-	778	-	778
Doubtful accounts (reversal)	1,268	(85)	631	707	(2,142)	(6,763)	(6,384)
Bad debts recovered	-	-	-	-	1,565	-	1,565
Bad debts written off	-	-	-	-	(16,348)	-	(16,348)
Others	-	-	-	-	184	-	184
Balance at end of the year	5,692	191	761	1,635	18,928	11,782	38,989
Kasikorn Factoring Co., Ltd							79
Balance at end of the year							39,068

(Million Baht)

The Bank

June 30, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,175	100	761	1,635	11,831	7,466	26,968
Transferred from investments in receivables	-	-	-	-	22	-	22
Doubtful accounts (reversal)	226	(6)	(414)	829	923	(2,023)	(465)
Bad debt recovered	-	-	-	-	531	-	531
Bad debt written off	-	-	-	-	(2,450)	-	(2,450)
Allowance for loans transferred to TAMC	-	-	-	-	3	-	3
Others	-	-	-	-	92	-	92
Balance at end of the period	5,401	94	347	2,464	10,952	5,443	24,701

(Million Baht)

	The Bank						
	December 31, 2004						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,515	245	130	928	23,563	13,615	42,996
Doubtful accounts (reversal)	660	(145)	631	707	(785)	(6,149)	(5,081)
Bad debt recovered	-	-	-	-	1,565	-	1,565
Bad debt written off	-	-	-	-	(12,381)	-	(12,381)
Others	-	-	-	-	(131)	-	(131)
Balance at end of the year	5,175	100	761	1,635	11,831	7,466	26,968

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Balance at beginning of the period/year	4,878	6,666	2,297	4,721
(Decrease) Increase	(122)	1,586	(168)	513
Decrease due to writing off	(222)	(2,699)	(222)	(2,699)
Transfer on loan disposal	(1,257)	-	-	-
Change of classification	(712)	837	25	-
Amortization to interest income	(279)	(1,512)	(34)	(238)
Balance at end of the period/year	2,286	4,878	1,898	2,297

12 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Balance at beginning of the period/year	2,400	1,600
Addition	625	800
Balance at end of the period/year	3,025	2,400

13 PROPERTIES FORECLOSED

Properties foreclosed consisted of:

(Million Baht)

	Consolidated			
	June 30, 2005			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	20,263	1,938	(1,452)	20,749
1.2 Movable assets	28	-	-	28
Total	20,291	1,938	(1,452)	20,777
2. Others	926	-	(101)	825
Total Foreclosed Properties	21,217	1,938	(1,553)	21,602
Less Allowances for impairment	(3,820)	(519)	567	(3,772)
Total Foreclosed Properties – net	17,397	1,419	(986)	17,830

(Million Baht)

	Consolidated			
	December 31, 2004			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,075	5,780	(2,592)	20,263
1.2 Movable assets	28	-	-	28
Total	17,103	5,780	(2,592)	20,291
2. Others	1,169	4	(247)	926
Total Foreclosed Properties	18,272	5,784	(2,839)	21,217
Less Allowances for impairment	(3,755)	(705)	640	(3,820)
Total Foreclosed Properties – net	14,517	5,079	(2,199)	17,397

(Million Baht)

	The Bank June 30, 2005			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,797	1,190	(1,223)	15,764
1.2 Movable assets	28	-	-	28
Total	15,825	1,190	(1,223)	15,792
2. Others	246	-	(36)	210
Total Foreclosed Properties	16,071	1,190	(1,259)	16,002
Less Allowances for impairment	(3,336)	(5)	271	(3,070)
Total Foreclosed Properties - net	12,735	1,185	(988)	12,932

(Million Baht)

	The Bank December 31, 2004			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,891	4,285	(2,379)	15,797
1.2 Movable assets	28	-	-	28
Total	13,919	4,285	(2,379)	15,825
2. Others	283	-	(37)	246
Total Foreclosed Properties	14,202	4,285	(2,416)	16,071
Less Allowances for impairment	(3,342)	(545)	551	(3,336)
Total Foreclosed Properties - net	10,860	3,740	(1,865)	12,735

14 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower,were as follows:

(Million Baht)

	Consolidated June 30, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	543,360	-	-	543,360
Special Mention	-	5,648	-	-	5,648
Sub-Standard	-	5,973	-	-	5,973
Doubtful	-	12,949	-	-	12,949
Doubtful of Loss	3,252	52,464	1,715	970	58,401
Total	3,252	620,394	1,715	970	626,331

(Million Baht)

	Consolidated December 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	516,385	-	-	516,385
Special Mention	-	6,283	-	-	6,283
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,024	-	-	12,024
Doubtful of Loss	5,575	53,422	1,736	1,102	61,835
Total	5,575	596,559	1,736	1,102	604,972

(Million Baht)

	The Bank				
	June 30, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	547,857	-	-	547,857
Special Mention	-	4,678	-	-	4,678
Sub-Standard	-	5,973	-	-	5,973
Doubtful	-	12,929	-	-	12,929
Doubtful of Loss	3,171	39,117	1,401	940	44,629
Total	3,171	610,554	1,401	940	616,066

(Million Baht)

	The Bank				
	December 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	518,704	-	-	518,704
Special Mention	-	5,012	-	-	5,012
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,003	-	-	12,003
Doubtful of Loss	3,584	36,786	1,369	991	42,730
Total	3,584	580,950	1,369	991	586,894

PREMISES AND EQUIPMENT

From October 1, 2004, estimated useful lives of buildings acquired after July 1996 have been prospectively changed from 30 years to 50 years in accordance to the estimation of independent appraisers.

Changes in premises and equipment for the six-month period ended June 30, 2005 are summarized as follows:

(Million Baht)

Consolidated

June 30, 2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
st	2,945	-	-	-	-	-	2,945	-	-	-	-	-	-	483	(34)	449	2,462	2,496
valued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
g																		
st	9,316	-	140	-	-	-	9,456	3,322	104	47	-	(1)	3,472	334	(81)	253	5,660	5,731
valued cost	4,887	-	-	2,080	-	-	6,967	2,082	71	795	-	-	2,948	-	-	-	2,805	4,019
ent	11,955	1	610	-	(85)	(156)	12,325	9,777	324	-	(84)	(137)	9,880	1	(1)	-	2,177	2,445
	734	574	3	-	(1)	(748)	562	48	7	-	(1)	3	57	-	-	-	686	505
Total	35,794	575	753	2,250	(86)	(904)	38,382	15,229	506	842	(85)	(135)	16,357	818	(116)	702	19,747	21,323

ciation presented in the statement of income of the Bank and its subsidiaries for each of the six-month periods ended June 30, 2005 and 2004 amounted to Baht 506 million and Baht illion, respectively (including depreciation on building revaluation of Baht 71 million and Baht 71 million, respectively). As of June 30, 2005 and December 31, 2004, premises and nent with an original cost of Baht 7,677 million and Baht 7,404 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

June 30, 2004

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
ost	2,851	-	-	-	-	-	2,851	-	-	-	-	-	-	465	(34)	431	2,386	2,420
evalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
ing																		
ost	8,673	-	140	-	-	-	8,813	3,188	94	47	-	-	3,329	240	(81)	159	5,245	5,325
evalued cost	4,887	-	-	2,080	-	-	6,967	2,082	71	795	-	-	2,948	-	-	-	2,805	4,019
ment	11,914	-	600	-	(77)	(156)	12,281	9,745	322	-	(75)	(146)	9,846	1	(1)	-	2,168	2,435
s	659	433	-	-	-	(747)	345	-	-	-	-	-	-	-	-	-	659	345
Total	34,941	433	740	2,250	(77)	(903)	37,384	15,015	487	842	(75)	(146)	16,123	706	(116)	590	19,220	20,671

eciation presented in the statement of income of the Bank for each of the six-month periods ended June 30, 2005 and 2004 amounted to Baht 487 million and Baht 542 million, ctively (including depreciation on building revaluation of Baht 71 million and Baht 71 million, respectively). As of June 30, 2005 and December 31, 2004, premises and equipment with iginal cost of Baht 7,615 million and Baht 7,399 million, respectively, were fully depreciated but still in use.

INTANGIBLE ASSETS

Changes in intangible assets for the six-month period ended June 30, 2005 are summarized as follows:

(Million Baht)

Consolidated

June 30, 2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
hold	830	51	(2)	879	417	25	(4)	438	-	-	-	413	441
cation softwares	4,539	384	(209)	4,714	1,769	179	(87)	1,861	175	(121)	54	2,595	2,799
will	436	-	-	436	(74)	21	-	(53)	-	-	-	510	489
s	5	5	-	10	-	6	-	6	-	-	-	5	4
Total	5,810	440	(211)	6,039	2,112	231	(91)	2,252	175	(121)	54	3,523	3,733

tization presented in the statement of income of the Bank and its subsidiaries for each of the six-month periods ended June 30, 2005 and 2004 amounted to Baht 231 million and Baht illion, respectively. As of June 30, 2005 and December 31, 2004, intangible assets with an original cost of Baht 1,024 million and Baht 1,108 million, respectively, were fully amortized ll in use.

(Million Baht)

The Bank

June 30, 2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
hold	830	51	(2)	879	417	25	(4)	438	-	-	-	413	441
cation softwares	4,492	380	(207)	4,665	1,741	176	(88)	1,829	175	(121)	54	2,576	2,782
Total	5,322	431	(209)	5,544	2,158	201	(92)	2,267	175	(121)	54	2,989	3,223

tization presented in the statement of income of the Bank for each of the six-month periods ended June 30, 2005 and 2004 amounted to Baht 201 million and Baht 170 million, ctively. As of June 30, 2005 and December 31, 2004, premises and equipment with an original cost of Baht 1,008 million and Baht 1,004 million, respectively, were fully amortized but 1 use.

17 **DEPOSITS**

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Current	39,294	38,063	39,491	38,367
Savings	394,961	384,437	395,198	384,548
Term				
- Less than 6 months	209,901	225,246	209,901	225,246
- 6 months and less than 1 year	4,425	4,928	4,425	4,928
- 1 year and over 1 year	46,557	52,896	46,557	52,896
Total	695,138	705,570	695,572	705,985

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Within 1 year	690,478	699,457	690,912	699,872
Over 1 year	4,660	6,113	4,660	6,113
Total	695,138	705,570	695,572	705,985

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	676,176	16,218	692,394	685,842	15,871	701,713
US Dollars	2,054	186	2,240	3,234	185	3,419
Other currencies	382	122	504	359	79	438
Total	678,612	16,526	695,138	689,435	16,135	705,570

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	676,610	16,218	692,828	686,257	15,871	702,128
US Dollars	2,054	186	2,240	3,234	185	3,419
Other currencies	382	122	504	359	79	438
Total	679,046	16,526	695,572	689,850	16,135	705,985

18 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of:

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	7,152	7,152	-	2,691	2,691
Commercial banks	2,202	897	3,099	862	132	994
Other banks	126	-	126	140	-	140
Finance, securities and credit foncier companies	2,149	1,759	3,908	2,265	10	2,275
Other financial institutions	745	4,541	5,286	705	4,445	5,150
Total Domestic	5,222	14,349	19,571	3,972	7,278	11,250
2. Foreign						
US Dollars	31	-	31	17	-	17
Yen	120	-	120	6	-	6
Other currencies	178	-	178	252	-	252
Total Foreign	329	-	329	275	-	275
Total Domestic and Foreign	5,551	14,349	19,900	4,247	7,278	11,525

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	7,152	7,152	-	2,691	2,691
Commercial banks	1,802	872	2,674	627	7	634
Other banks	126	-	126	140	-	140
Finance, securities and						
credit foncier companies	2,149	1,759	3,908	2,265	10	2,275
Other financial institutions	745	4,541	5,286	705	4,445	5,150
Total Domestic	4,822	14,324	19,146	3,737	7,153	10,890
2. Foreign						
US Dollars	31	-	31	17	-	17
Yen	120	-	120	6	-	6
Other currencies	178	-	178	252	-	252
Total Foreign	329	-	329	275	-	275
Total Domestic and Foreign	5,151	14,324	19,475	4,012	7,153	11,165

19 SHORT-TERM BORROWINGS

The Board of Directors at its meeting on October 28, 2004, approved the issuance of short-term unsubordinated debentures in name certificate without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days and an interest rate of 1.35% per annum payable quarterly in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

On May 27, 2005, the Bank has issued short-term unsubordinated debentures in name certificate without security and not convertible, non-transferable, without debenture holder representative in Thai Baht currency not exceeding Baht 10,000 million, with a maturity of no more than 270 days and an interest rate of 1.35% per annum payable duly in order to expand the investment alternatives to the public which the Bank's customer, investors and depositors.

20 LONG-TERM BORROWINGS

Long-term borrowings consisted of:

(Million Baht)

	Consolidated and The Bank					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	8,212	8,212	-	7,768	7,768
Subordinated Debentures cum Preferred Shares	-	-	-	-	-	-
Subordinated Debentures of the KASIKORNBANK Plc. No.2	-	-	-	-	-	-
Subordinated Debentures of the KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,000	8,212	20,212	12,000	7,768	19,768

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (COMMONLY REFERRED TO AS "SLIPS")

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of

the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

SUBORDINATED DEBENTURES NO.2

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 33 million as a part of shareholders' equity and presents the remaining Baht 19,967 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on September 25, 2003 approved the issuance of the Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On October 16, 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

REDEMPTION OF THE SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (SLIPS) AND THE SUBORDINATED DEBENTURES NO.2

On January 12, 2004, the Bank redeemed early the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 in the amount of Baht 20,000,000,000 and payment was made to the Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund. The preferred shares were converted into ordinary shares of 547,345 shares as of the same date.

21 WARRANTS

The Board of Directors in its meeting on September 25, 2003 approved the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per each warrant. The last exercise date was September 16, 2002 and expired warrants amounting to Baht 2,520 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

Number of Unit

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of January 1, 2004	8,245,760	2,422,120	23,147,528	33,815,408
Less Exercised	(3,495,120)	(711,420)	(4,136,778)	(8,343,318)
Less Exercise right terminated by employee's retirement	(112,040)	(43,200)	(318,496)	(473,736)
Ending balance as of December 31, 2004	4,638,600	1,667,500	18,692,254	24,998,354
Less Exercised	(1,024,900)	(103,600)	(1,520,024)	(2,648,524)
Less Exercise right terminated by employee's retirement	(53,340)	(17,080)	(781,532)	(851,952)
Ending balance as of June 30, 2005	3,560,360	1,546,820	16,390,698	21,497,878

22 SHARE CAPITAL

On January 11, 2005, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 6,270,030 shares at Baht 10 par value, totaling Baht 62,700,300 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

On April 11, 2005 , the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 879,298 shares at Baht 10 par value, totaling Baht 8,792,980 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

As a result, as of June 30, 2005 the Bank had a registered share capital of Baht 30,486,146,970, comprising 3,048,614,697 ordinary shares at Baht 10 par value and a paid-up share capital of Baht 23,707,738,650, comprising 2,370,773,865 ordinary shares at Baht 10 par value.

23 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	June 30, 2005	December 31, 2004
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,397	41,191
Legal reserves	770	-
Net income (loss) after appropriation	12,302	7,585
Total Tier 1 Capital	54,469	48,776
Tier 2 Capital		
Surplus on land revaluation	4,288	4,168
Surplus on premises revaluation	1,983	1,401
Surplus on marketable equity securities revaluation	215	406
Provision for normal assets	5,409	5,725
Subordinated debentures	20,175	19,735
Total Tier 2 Capital	32,070	31,435
Total Capital Requirements	86,539	80,211

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	June 30, 2005	December 31, 2004
Total Capital Requirements	13.50	13.13
Tier-1 Capital	8.50	7.98

24 LEGAL RESERVE

According to The Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provisions of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

25 DIVIDEND PAYMENTS

On April 8, 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which was paid by April 18, 2005.

26 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
General customers	(532)	(2,043)	(855)	(4,209)
Financial institutions	60	(10)	71	-
	(472)	(2,053)	(784)	(4,209)
Kasikorn Factoring Co., Ltd.	2	3	4	3
Total	(470)	(2,050)	(780)	(4,206)

(Million Baht)

	The Bank			
	For each of the Three-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
General customers	(386)	(1,330)	(465)	(3,099)
Financial institutions	60	(10)	71	-
Total	(326)	(1,340)	(394)	(3,099)

27 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring consisted of:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Net present value of cashflows lower than investments in receivables (reversal for non-performing restructured loans)	115	660	(122)	1,543
Transferred assets lower than investments in receivables	581	1,555	1,212	3,218
Total	696	2,215	1,090	4,761

(Million Baht)

	The Bank			
	For each of the Three-Month Periods Ended June 30,		For each of the Six-Month Periods Ended June 30,	
	2005	2004	2005	2004
Net present value of cashflows lower than investments in receivables (reversal for non-performing restructured loans)	89	458	(168)	973
Transferred assets lower than investments in receivables	529	1,212	863	2,527
Total	618	1,670	695	3,500

28 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Deposits	1,098	-
Government bonds	6,726	6,733
State enterprise bonds	3,859	3,866
Foreign bonds	5,527	4,645
Total	17,210	15,244

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

29 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	388	-	388	340	-	340
Letters of indemnity-						
borrowing	12	208	220	34	243	277
Other guarantees	36,207	4,806	41,013	31,494	4,210	35,704
Letters of credit	631	13,274	13,905	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	12,962	101,433	114,395	13,093	64,575	77,668
Sale agreements	4,733	230,982	235,715	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	43,025	30,216	73,241	30,510	24,097	54,607
Sale agreements	43,025	24,471	67,496	30,510	20,165	50,675
Credit Default Swap	-	8,053	8,053	-	5,468	5,468
Unused credit line of						
overdraft	114,488	-	114,488	110,224	-	110,224
Others	315	6,116	6,431	272	5,823	6,095
Total	255,786	419,559	675,345	221,798	330,170	551,968

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	388	-	388	340	-	340
Letters of indemnity-						
borrowing	12	208	220	34	243	277
Other guarantees	36,202	4,683	40,885	31,494	4,096	35,590
Letters of credit	631	13,274	13,905	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	12,962	101,433	114,395	13,093	64,575	77,668
Sale agreements	4,733	230,982	235,715	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	43,025	30,216	73,241	30,510	24,097	54,607
Sale agreements	43,025	24,471	67,496	30,510	20,165	50,675
Credit Default Swap	-	8,053	8,053	-	5,468	5,468
Unused credit line of						
overdraft	114,488	-	114,488	110,224	-	110,224
Others	315	6,116	6,431	272	5,823	6,095
Total	255,781	419,436	675,217	221,798	330,056	551,854

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 4,046 million and Baht 1,628 million as of June 30, 2005 and December 31, 2004, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

30 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	June 30, 2005 End of Period	December 31, 2004 End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[(1)]	1,138	1,192
Total	1,155	1,212
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	53	74
Total	53	74

(Million Baht)

	The Bank	
	June 30, 2005 End of Period	December 31, 2004 End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[(1)]	11,528	16,117
Total	11,545	16,137
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	55	76
Total	55	76

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding June 30, 2005	% Shareholding December 31, 2004	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H R Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.91%	99.91%	Ordinary share	Securities Business
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Thai Administration Services Co., Ltd.*	Subsidiary	-	51.00%	Ordinary share	Service

* On January 30, 2005, the Bank sold its investment in Thai Administration Services Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	June 30, 2005	December 31, 2004
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	7,440	11,850
Addition (Deduction)	980	(4,410)
Ending balance	8,420	7,440
- Ploy Asset Management Co., Ltd.		
Beginning balance	5,665	8,005
Deductions	(5,665)	(2,340)
Ending balance	-	5,665
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	4	-
- Ploy Asset Management Co., Ltd.	-	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	65	160
- Ploy Asset Management Co., Ltd.	15	24

	(Million Baht)	
	The Bank	
	For Each of the Three-Month Periods Ended June 30,	
	2005	2004
	(Unaudited) (Reviewed)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	19	26
- Ploy Asset Management Co., Ltd.	-	17

	The Bank	
	For Each of the Six-Month Periods Ended June 30,	
(Million Baht)	2005	2004
	(Audited)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	39	54
- Ploy Asset Management Co., Ltd.	12	36

In March 2005, Ploy Asset Management Company Limited has sold the entire assets to the Bank and Phethai Asset Management Company Limited on the mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in loans	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy Asset Management Company Limited will register operation discontinuance to the Commerce Ministry within year 2005 and will further proceed on liquidation.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of June 30, 2005 and December 31, 2004 the pledged deposits were Baht 65 million and Baht 160 million, respectively.

As at June 30, 2005 and December 31, 2004, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 84 million and Baht 74 million, respectively.

As at June 30, 2005, the Bank has no loans to Ploy Asset Management Company Limited, so there is no allowance for doubtful accounts while as at December 31, 2004, the Bank has provided an allowance for doubtful, classified as normal loans, amounting to Baht 57 million.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,970	1,820
- Thai Administration Services Co., Ltd.	-	36	-	36
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	17	24

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	-	18	12	18
- Progress Appraisal Co., Ltd.	34	31	34	31
- Progress Land and Buildings Co., Ltd.	-	-	66	109
- Progress Software Co., Ltd.	2	20	2	20
- Progress Plus Co., Ltd.	11	14	11	14
- Progress Facilities Management Co., Ltd.	16	18	16	18
- Progress Service Co., Ltd.	17	28	17	28
- Progress Management Co., Ltd.	11	13	11	13
- Kasikorn Factoring Co., Ltd.	-	-	69	103
- Kanpai Co., Ltd.	17	14	17	14
- Thai Administration Service Co., Ltd.	-	15	-	15
- Progress Storage Co., Ltd.	10	10	10	10
- Kasiokorn Leasing Co., Ltd.	-	60	52	60
- Kasikorn Asset Management Co., Ltd.	-	-	12	12
Associated Companies				
- Processing Center Co., Ltd.	44	26	44	26
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	106	2
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	48	43	48	43
- Progress Plus Co., Ltd.	7	14	7	14
- Progress Appraisal Co., Ltd.	10	4	10	4
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	-	22	-	22
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of June 30, 2005 and December 31, 2004, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 6 million and Baht 12 million, respectively.

For the first half of year 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 2,823 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For Each of the Three-Month Periods Ended June 30		For Each of the Three-Month Periods Ended June 30	
	2005	2004	2005	2004
Subsidiary Companies				
Revenue:				
Interest income	-	-	15	10
Dividend income	33	50	33	50
Fee income	-	-	47	27
Expenses:				
Other expenses	264	238	278	237
Associated Companies				
Expenses:				
Other expenses	12	9	12	9

(Million Baht)

	Consolidated For Each of the Six-Month Periods Ended June 30		The Bank For Each of the Six-Month Periods Ended June 30	
	2005	2004	2005	2004
Subsidiary Companies				
Revenue:				
Interest income	-	-	29	20
Dividend income	33	102	185	316
Fee income	1	-	87	55
Other income	6	11	11	17
Expenses:				
Other expenses	463	575	489	575
Associated Companies				
Expenses:				
Other expenses	21	18	21	18

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Loans		
- T T & T Public Co., Ltd.	2,187	2,271
- Bangkok Glass Industry Co., Ltd.	1,000	813
- Charoen Pokhaphand Feedmill Public Co., Ltd.	1,001	290
- Thanakorn Vegetable Oil Products Co., Ltd.	92	271
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	210	130
- Loxley Public Co., Ltd.	135	115
- Indo Worth (Thailand) Ltd.	39	72
- Yip In Tsoi & Jacks Ltd.	-	45
- Manager Media Group Public Co., Ltd.	35	35
- Thai British Security Printing Public Co., Ltd.	17	26
- Jutha Maritime Public Co., Ltd.	10	10
- Quality House Co., Ltd.	270	-

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Deposits		
- T T & T Public Co., Ltd.	1,006	731
- Muang Thai Life Assurance Co., Ltd.	344	332
- Sermsuk Public Co., Ltd.	354	238
- Loxley Public Co., Ltd.	53	135
- Com - Link Co., Ltd.	194	128
- Mitsubishi Elevator Asia Co., Ltd.	78	92
- Globex securities Co., Ltd.	36	79
- Thai British Security Printing Public Co., Ltd.	11	75
- Siam Motors Parts Co., Ltd.	25	53
- Siam Food Products Public Co., Ltd.	25	44
- Point Asia Dot Com (Thailand) Ltd.	38	38
- Dole Thailand Co., Ltd.	25	35
- Samart Corporation Public Co., Ltd.	3	33
- Sermsuk Beverage Co., Ltd.	44	32
- Bangkok Glass Industry Co., Ltd.	44	32
- Smithihada Co., Ltd.	34	30
- Charoen Pokhaphand Feedmill Public Co., Ltd.	17	25
- Ruam Samphant Co., Ltd.	18	24
- CS Loxinfo Public Co., Ltd.	10	24
- Suludee Co., Ltd.	32	23
- Aspac Oil (Thailand) Co., Ltd.	33	20
- Tueetramote Co., Ltd.	18	19
- Nithi Thamrong Co., Ltd.	19	14
- Loxley Property Development Co., Ltd.	10	10
- Phatra Real Estate Public Co., Ltd.	19	-
- Architects 49 Co., Ltd.	11	9
- Loxley International Co., Ltd.	10	6

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Contingencies		
- Siam Food Products Public Co., Ltd.	223	409
- Loxley Public Co., Ltd.	217	390
- Bangkok Glass Industry Co., Ltd.	74	173
- Dole Thailand Co., Ltd.	137	91
- Thai British Security Printing Ltd.	40	81
- Loxley Trading Co., Ltd.	74	80
- Com - Link Co., Ltd.	62	62
- T T & T Public Co., Ltd.	58	58
- Yip In Tsoi & Jacks Ltd.	50	50
- Smart Telcom Public Co., Ltd.	41	44
- Charoen Pokhaphand Feedmill Public Co., Ltd.	1,409	39
- Thanakorn Vegetable Oil Products Co., Ltd.	22	37
- SermSuk Public Co., Ltd.	17	17

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2005	December 31, 2004
Loans	28	31
Deposits	1,249	1,039

31 BENEFITS OF DIRECTORS' AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

32 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. As of June 30, 2005 and December 31, 2004 the Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated June 30, 2005	The Bank June 30, 2005
Land/building lease agreements	July 1, 2005 – October 17, 2027	478	478
Vehicle lease agreements	July 1, 2005 – May 31, 2009	404	379
Total		882	857

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2004	The Bank December 31, 2004
Land/building lease agreements	January 1, 2004 – October 17, 2027	518	518
Vehicle lease agreements	January 1, 2004 – December 17, 2008	468	452
Total		986	970

2. Service Agreement

On November 12, 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of June 30, 2005 and December 31, 2004, the Bank is committed to pay a total service fee of Baht 7,732 million and Baht 8,220 million respectively.

33 REDUCTION IN RETAINED DEFICIT

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the retained deficit in the amount of Baht 65,148 million through the transfer of Baht 26,675 million from other reserves, the transfer of Baht 800 million from legal reserves, Baht 5,520 million from the premium on expired warrants and Baht 32,153 million from the premium on ordinary shares. There was no change in the total amount of shareholders' equity and the Bank's capital funds, effective as of January 1, 2004.

34 SUBSEQUENT EVENTS

On July 12, 2005, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 1,769,226 shares at Baht 10 par value, totaling Baht 17,692,260 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of July 12, 2005, the Bank had total paid-up share capital of Baht 23,725,430,910.

35 CHANGE OF ACCOUNTING POLICY

Change of Accounting Policy for Deferred Tax

In December 2004, the Bank and its subsidiaries changed their accounting policy for deferred tax. Deferred tax was recognized in respect of temporary differences between the carrying amount of an asset or liability and its tax base, and a deferred tax asset was only recognized to the extent that the asset was expected to be realized in the future.

Accounting for deferred tax is an accepted accounting policy internationally. The deferred tax method requires the estimated figure of future benefited deferred tax assets. The Bank notes that other Thai commercial banks have not generally adopted deferred tax accounting. In order to conform with their conservative concept, the Bank has decided to change the Bank's accounting policy and from December 2004 deferred tax will no longer be recognized in the financial statements. The Bank is of the opinion that this change in policy will facilitate comparison of the Bank's results and assets with other Thai commercial banks and that the new policy is, therefore, a more appropriate presentation of the financial statements in the context of current business practices in the banking sector in Thailand.

This change in accounting policy has been applied retrospectively. The comparative financial statements for each of the three-month and six-month periods ended June 30, 2004 have been restated in accordance with the new policy.

The estimated effects of the change in accounting policy in both consolidated and Bank financial statements are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Decrease in investments in subsidiaries and associated companies	-	-	37	39
Decrease in deferred tax assets	2,704	3,275	2,663	3,232
Decrease in deferred tax liabilities	3,325	3,038	3,325	3,038
Increase in appraisal surplus on assets revaluation	3,029	2,629	3,029	2,629
Increase in revaluation surplus on investments	229	286	229	286
Decrease in retained earnings	2,633	3,148	2,633	3,148
Decrease in minority interests	4	4	-	-

	Consolidated		The Bank	
	2005	2004	2005	2004
For Each of the Three-Month Periods Ended June 30,				
Increase in share of profit from investments on equity method	-	-	1	-
Decrease in share of loss from investments on equity method	-	-	-	1
Increase(decrease) in income tax credit	32	(10)	31	(11)
Increase(decrease) in net income	32	(10)	32	(10)
Increase in basic earnings per share (Baht)	0.01	-	0.01	-

	Consolidated		The Bank	
	2005	2004	2005	2004
For Each of the Six-Month Periods Ended June 30,				
Increase (decrease) in share of profit from investments on equity method	-	-	2	(2)
Decrease in income tax credit	2,668	23	2,670	21
Decrease in net income	2,668	23	2,668	23
Decrease in basic earnings per share (Baht)	1.13	0.01	1.13	0.01

The deductible temporary differences which results in deferred tax assets are mainly from the allowance for impairment of available-for-sale investments, properties foreclosed and other assets in addition to the provision for liabilities not deductible for tax purposes until actually paid.

36 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	June 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	829,765	32,643	862,408	(21,625)	840,783
Interbank and money market items - net (assets)	73,894	10,380	84,274	-	84,274
Investments – net	86,175	21,407	107,582	-	107,582
Loans	604,658	345	605,003	-	605,003
Deposits	695,070	68	695,138	-	695,138
Interbank and money market items (liabilities)	19,900	-	19,900	-	19,900
Borrowings	20,247	8,212	28,459	-	28,459
Contingencies	682,757	9,657	692,414	(17,069)	675,345

(Million Baht)

	Consolidated December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	814,308	29,729	844,037	(19,485)	824,552
Interbank and money market items - net (assets)	68,663	7,587	76,250	-	76,250
Investments - net	88,763	21,372	110,135	-	110,135
Loans	592,220	368	592,588	-	592,588
Deposits	705,506	64	705,570	-	705,570
Interbank and money market items (liabilities)	11,525	-	11,525	-	11,525
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	561,086	7,275	568,361	(16,393)	551,968

(Million Baht)

	The Bank June 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	829,218	32,643	861,861	(21,625)	840,236
Interbank and money market items-net (assets)	73,904	10,380	84,284	-	84,284
Investments - net	93,180	21,407	114,587	-	114,587
Loans	595,351	345	595,696	-	595,696
Deposits	695,504	68	695,572	-	695,572
Interbank and money market items (liabilities)	19,475	-	19,475	-	19,475
Borrowings	20,247	8,212	28,459	-	28,459
Contingencies	682,757	9,529	692,286	(17,069)	675,217

(Million Baht)

	The Bank				
	December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	813,698	29,729	843,427	(19,485)	823,942
Interbank and money market items-net (assets)	68,597	7,587	76,184	-	76,184
Investments - net	95,618	21,372	116,990	-	116,990
Loans	577,749	368	578,117	-	578,117
Deposits	705,921	64	705,985	-	705,985
Interbank and money market items (liabilities)	11,165	-	11,165	-	11,165
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	560,972	7,275	568,247	(16,393)	551,854

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended June 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,427	212	9,639	(87)	9,552
Interest expense	1,525	269	1,794	(87)	1,707
Net income (expense) from interest and dividend	7,902	(57)	7,845	-	7,845
Non-interest income	2,414	279	2,693	-	2,693
Non-interest expense	5,601	(44)	5,557	-	5,557
Income before income tax	4,715	266	4,981	-	4,981

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,056	163	8,219	(98)	8,121
Interest expense	1,552	276	1,828	(98)	1,730
Net income (expense) from interest and dividend	6,504	(113)	6,391	-	6,391
Non-interest income	1,573	261	1,834	-	1,834
Non-interest expense	4,955	32	4,987	-	4,987
Income before income tax	3,122	116	3,238	-	3,238

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended June 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,296	212	9,508	(87)	9,421
Interest expense	1,524	269	1,793	(87)	1,706
Net income (expense) from interest and dividend	7,772	(57)	7,715	-	7,715
Non-interest income	2,264	279	2,543	-	2,543
Non-interest expense	5,363	(44)	5,319	-	5,319
Income before income tax	4,673	266	4,939	-	4,939

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,729	163	7,892	(98)	7,794
Interest expense	1,550	276	1,826	(98)	1,728
Net income (expense) from interest and dividend	6,179	(113)	6,066	-	6,066
Non-interest income	1,842	261	2,103	-	2,103
Non-interest expense	4,946	32	4,978	-	4,978
Income before income tax	3,075	116	3,191	-	3,191

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended June 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	18,067	380	18,447	(157)	18,290
Interest expense	3,039	501	3,540	(157)	3,383
Net income (expense) from interest and dividend	15,028	(121)	14,907	-	14,907
Non-interest income	5,224	404	5,628	-	5,628
Non-interest expense	10,417	(27)	10,390	-	10,390
Income before income tax	9,835	310	10,145	-	10,145

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,939	260	16,199	(142)	16,057
Interest expense	3,261	485	3,746	(142)	3,604
Net income (expense) from interest and dividend	12,678	(225)	12,453	-	12,453
Non-interest income	4,785	416	5,201	-	5,201
Non-interest expense	9,971	43	10,014	-	10,014
Income before income tax	7,492	148	7,640	-	7,640

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended June 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	17,587	380	17,967	(157)	17,810
Interest expense	3,036	501	3,537	(157)	3,380
Net income (expense) from interest and dividend	14,551	(121)	14,430	-	14,430
Non-interest income	4,892	404	5,296	-	5,296
Non-interest expense	9,699	(27)	9,672	-	9,672
Income before income tax	9,744	310	10,054	-	10,054

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,188	260	15,448	(142)	15,306
Interest expense	3,259	485	3,744	(142)	3,602
Net income (expense) from interest and dividend	11,929	(225)	11,704	-	11,704
Non-interest income	4,911	416	5,327	-	5,327
Non-interest expense	9,438	43	9,481	-	9,481
Income before income tax	7,402	148	7,550	-	7,550

37 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

   Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) was as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Fixed interest rate	190,277	168,787	188,397	169,880
Floating interest rate	423,313	425,522	415,886	409,958
Total Loans (including financial institutions)	613,590	594,309	604,283	579,838

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent the six-month period ended June 30, 2005 and for the year ended December 31, 2004 are as follows:

(Million Baht)

	Consolidated					
	June 30, 2005			December 31, 2004		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	80,275	847	2.11	90,893	1,146	1.26
Securities purchased under resale agreements	15,900	260	3.27	25,555	381	1.49
Investments	112,105	2,304	4.11	126,820	3,760	2.97
Loans	598,796	14,879	4.97	570,253	27,712	4.86
Total	807,076	18,290	4.53	813,521	32,999	4.06
Interest-bearing Liabilities						
Deposits	700,354	2,625	0.75	695,258	5,548	0.80
Interbank and money market items	15,712	163	2.08	9,313	221	2.37
Securities sold under repurchase agreements	1,941	2	0.21	2,356	9	0.38
Borrowings	26,035	593	4.56	41,726	1,255	3.01
Total	744,042	3,383	0.91	748,653	7,033	0.94

(Million Baht)

	The Bank					
	June 30, 2005			December 31, 2004		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	80,283	846	2.11	90,721	1,144	1.26
Securities purchased under resale agreements	15,720	260	3.31	25,375	381	1.50
Investments	118,027	2,292	3.88	130,592	3,731	2.86
Loans	586,907	14,412	4.91	554,104	25,978	4.69
Total	800,937	17,810	4.45	800,792	31,234	3.90
Interest-bearing Liabilities						
Deposits	700,778	2,625	0.75	695,603	5,548	0.80
Interbank and money market items	15,320	160	2.09	9,030	214	2.37
Securities sold under repurchase agreements	1,941	2	0.21	2,357	9	0.38
Borrowings	26,035	593	4.56	41,726	1,255	3.01
Total	744,074	3,380	0.91	748,716	7,026	0.94

Financial assets and liabilities, classified by maturity of interest repricing, as of June 30, 2005 and December 31, 2004 are shown below:

(Million Baht)

Consolidated

June 30, 2005

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,050	-	13,050
Interbank and money market Items	10,285	60,863	10,529	-	-	2,680	-	84,357
Securities purchased under resale agreements	-	12,400	-	-	-	-	-	12,400
Investments	17,152	17,701	20,519	38,273	8,237	5,475	2,539	109,896
Loans	391,702	86,880	10,468	22,256	9,534	1,454	82,709	605,003
Accrued interest receivable	-	-	-	-	-	1,788	-	1,788
Customers' liability under acceptances	-	-	-	-	-	740	-	740
Accrued income receivable	-	-	-	-	-	1,737	-	1,737
Other assets	-	-	-	-	-	4,031	-	4,031
Total Financial Assets	419,139	177,844	41,516	60,529	17,771	30,955	85,248	833,002
Financial Liabilities								
Deposits	395,276	233,979	22,244	4,660	-	38,979	-	695,138
Interbank and money market items	1,902	13,124	508	200	615	3,551	-	19,900
Liabilities payable on demand	-	-	-	-	-	5,843	-	5,843
Borrowings	-	-	8,248	-	20,212	-	-	28,460
Bank's liability under acceptances	-	-	-	-	-	740	-	740
Accrued interest payable	-	-	-	-	-	1,021	-	1,021
Other liabilities	-	-	-	-	-	3,714	-	3,714
Total Financial Liabilities	397,178	247,103	31,000	4,860	20,827	53,848	-	754,816
On-balance sheet items	21,961	(69,259)	10,516	55,669	(3,056)	(22,893)	85,248	78,186

(Million Baht)

	Consolidated							
	December 31, 2004							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market Items	4,263	65,404	3,516	20	-	3,062	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investments	16,457	14,177	7,646	56,247	7,537	8,335	3,985	114,384
Loans	376,499	71,698	4,358	29,884	10,525	1,276	98,349	592,589
Accrued interest receivable	-	-	-	-	-	2,455	-	2,455
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Accrued income receivable	-	-	-	-	-	1,818	-	1,818
Other assets	-	-	-	-	-	4,348	-	4,348
Total Financial Assets	397,219	170,319	15,520	86,151	18,062	35,573	102,334	825,178
Financial Liabilities								
Deposits	384,552	255,939	21,017	6,113	-	37,949	-	705,570
Interbank and money market items	593	3,432	3,246	200	615	3,439	-	11,525
Liabilities payable on	-	-	-	-	-	7,426	-	7,426
Borrowings	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Accrued interest payable	-	-	-	-	-	1,097	-	1,097
Other liabilities	-	-	-	-	-	6,049	-	6,049
Total Financial Liabilities	385,145	259,371	28,106	6,313	20,383	56,703	-	756,021
On-balance sheet items	12,074	(89,052)	(12,586)	79,838	(2,321)	(21,130)	102,334	69,157

(Million Baht)

The Bank

June 30, 2005

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,050	-	13,050
Interbank and money market items	10,233	60,863	10,529	-	-	2,742	-	84,367
Securities purchased under resale agreements	-	12,400	-	-	-	-	-	12,400
Investments	17,152	17,089	20,102	38,204	8,237	15,188	804	116,776
Loans	391,702	94,424	10,681	22,193	9,534	1,453	65,709	595,696
Accrued interest receivable	-	-	-	-	-	1,254	-	1,254
Customers' liability under acceptances	-	-	-	-	-	740	-	740
Accrued income receivable	-	-	-	-	-	1,641	-	1,641
Other assets	-	-	-	-	-	3,726	-	3,726
Total Financial Assets	419,087	184,776	41,312	60,397	17,771	39,794	66,513	829,650
Financial Liabilities								
Deposits	395,409	233,979	22,244	4,660	-	39,280	-	695,572
Interbank and money market items	1,502	13,099	508	200	615	3,551	-	19,475
Liabilities payable on demand	-	-	-	-	-	5,843	-	5,843
Borrowings	-	-	8,248	-	20,212		-	28,460
Bank's liability under acceptances	-	-	-	-	-	740	-	740
Accrued interest payable	-	-	-	-	-	1,021	-	1,021
Other liabilities	-	-	-	-	-	3,574	-	3,574
Total Financial Liabilities	396,911	247,078	31,000	4,860	20,827	54,009	-	754,685
On-balance sheet items	22,176	(62,302)	10,312	55,537	(3,056)	(14,215)	66,513	74,965

(Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5	Over 5 Years	Non-interest Bearing	Stop accrued	Total
	The Bank							
	December 31, 2004							
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market items	4,182	65,404	3,516	20	-	3,077	-	76,199
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investments	16,457	12,510	7,646	56,177	7,537	18,324	628	119,279
Loans	376,499	83,976	4,306	30,182	10,525	1,276	71,353	578,117
Accrued interest receivable	-	-	-	-	-	1,318	-	1,318
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Accrued income receivable	-	-	-	-	-	1,736	-	1,736
Other assets	-	-	-	-	-	3,820	-	3,820
Total Financial Assets	397,138	180,930	15,468	86,379	18,062	43,830	71,981	813,788
Financial Liabilities								
Deposits	384,663	255,939	21,017	6,113	-	38,253	-	705,985
Interbank and money market items	358	3,437	3,116	200	615	3,439	-	11,165
Liabilities payable on demand	-	-	-	-	-	7,426	-	7,426
Borrowings	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Accrued interest payable	-	-	-	-	-	1,096	-	1,096
Other liabilities	-	-	-	-	-	5,824	-	5,824
Total Financial Liabilities	385,021	259,376	27,976	6,313	20,383	56,781	-	755,850
On-balance sheet items	12,117	(78,446)	(12,508)	80,066	(2,321)	(12,951)	71,981	57,938

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidiaries' foreign currency positions, as of June 30, 2005 and December 31, 2004, were as follows:

(Million Baht)

	Consolidated					
	June 30, 2005					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	148	12	9	95	40	304
Interbank and money market items - net	73,537	41	23	107	77	73,785
Investments - net	43,864	336	-	-	-	44,200
Loans and accrued interest receivables - net	23,942	1,063	37	1,121	288	26,451
Accrued income receivables	1,023	3	-	-	-	1,026
Other assets	765	3	1	24	4	797
Total assets	143,279	1,458	70	1,347	409	146,563
Liabilities						
Deposits	2,240	140	40	212	112	2,744
Interbank and money market items	33	120	3	3	8	167
Liability on demand	1,833	71	13	109	106	2,132
Borrowing	8,212	-	-	-	-	8,212
Accrued interest payables	246	-	-	-	-	246
Other liabilities	988	2	9	27	20	1,046
Total liabilities	13,552	333	65	351	246	14,547
Foreign currency position of on-balance items-net	129,727	1,125	5	996	163	132,016
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(127,995)	(1,145)	27	(956)	(174)	(130,243)

(Million Baht)

	Consolidated					
	December 31, 2004					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	121	23	27	180	82	433
Interbank and money market items - net	72,135	29	129	410	197	72,900
Investments - net	43,869	339	-	-	53	44,261
Loans and accrued interest receivables - net	22,126	1,006	110	1,765	385	25,392
Accrued income receivables	1,055	3	-	-	-	1,058
Other assets	483	2	1	29	11	526
Total assets	139,789	1,402	267	2,384	728	144,570
Liabilities						
Deposits	3,419	139	43	113	143	3,857
Interbank and money market items	22	6	3	1	9	41
Liability on demand	3,618	65	58	451	158	4,350
Borrowing	7,768	-	-	-	-	7,768
Accrued interest payables	233	-	-	-	-	233
Other liabilities	107	1	9	8	40	165
Total liabilities	15,167	211	113	573	350	16,414
Foreign currency position of on-balance items-net	124,622	1,191	154	1,811	378	128,156
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(123,489)	(1,178)	(154)	(1,787)	(597)	(127,205)

(Million Baht)

	The Bank					
	June 30, 2005					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	148	12	9	95	39	303
Interbank and money market items - net	73,537	41	23	107	77	73,785
Investments - net	43,864	336	-	-	-	44,200
Loans and accrued interest receivables - net	23,942	1,063	37	1,121	288	26,451
Accrued income receivables	1,023	3	-	-	-	1,026
Other assets	765	3	1	24	4	797
Total assets	143,279	1,458	70	1,347	408	146,562
Liabilities						
Deposits	2,240	140	40	212	112	2,744
Interbank and money market items	33	120	3	3	8	167
Liability on demand	1,833	71	13	109	106	2,132
Borrowing	8,212	-	-	-	-	8,212
Accrued interest payables	246	-	-	-	-	246
Other liabilities	985	2	7	27	20	1,041
Total liabilities	13,549	333	63	351	246	14,542
Foreign currency position of on-balance items-net	129,730	1,125	7	996	162	132,020
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(127,995)	(1,145)	27	(956)	(174)	(130,243)

(Million Baht)

	The Bank					
	December 31, 2004					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	121	23	27	180	82	433
Interbank and money market items - net	72,135	29	129	410	197	72,900
Investments - net	43,869	339	-	-	53	44,261
Loans and accrued interest receivables - net	22,126	1,006	110	1,765	385	25,392
Accrued income receivables	1,055	3	-	-	-	1,058
Other assets	483	2	1	29	11	526
Total assets	139,789	1,402	267	2,384	728	144,570
Liabilities						
Deposits	3,419	139	43	113	143	3,857
Interbank and money market items	22	6	3	1	9	41
Liability on demand	3,618	65	58	451	158	4,350
Borrowing	7,768	-	-	-	-	7,768
Accrued interest payables	233	-	-	-	-	233
Other liabilities	105	1	4	8	40	158
Total liabilities	15,165	211	108	573	350	16,407
Foreign currency position of on-balance items-net	124,624	1,191	159	1,811	378	128,163
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(123,489)	(1,178)	(154)	(1,787)	(597)	(127,205)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of June 30, 2005 and December 31, 2004 was as follows:

(Million Baht)

				Consolidated			
				June 30,2005			
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,050	13,050
Interbank and money market items	12,965	60,863	10,529	-	-	-	84,357
Securities purchased under							
Resale agreements	-	12,400	-	-	-	-	12,400
Investments	1,618	14,048	22,056	47,066	19,785	5,323	109,896
Loans	159,895	210,481	20,192	94,231	120,204	-	605,003
Accrued interest receivables	-	1,788	-	-	-	-	1,788
Customers' liability under acceptance	-	740	-	-	-	-	740
Accrued income receivables	-	1,737	-	-	-	-	1,737
Other assets	-	-	-	-	-	4,031	4,031
Total Financial Assets	174,478	302,057	52,777	141,297	139,989	22,404	833,002
Financial Liabilities							
Deposits	434,255	233,979	22,244	4,660	-	-	695,138
Interbank and money market items	5,551	10,426	508	200	3,215	-	19,900
Liability payable on demand	5,843	-	-	-	-	-	5,843
Borrowings	-	8,248	-	-	20,212	-	28,460
Bank's liability under accpetances	-	740	-	-	-	-	740
Accrued interest payables	57	871	59	34	-	-	1,021
Other liabilities	-	-	-	-	-	3,714	3,714
Total Financial Liabilities	445,706	254,264	22,811	4,894	23,427	3,714	754,816
Liquidity-net	(271,228)	47,793	29,966	136,403	116,562	18,690	78,186

(Million Baht)

	Consolidated						
	December 31, 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,926	65,803	3,516	20	-	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investments	5,765	11,444	8,178	66,518	17,037	5,442	114,384
Loans	163,479	202,757	7,023	98,353	120,977	-	592,589
Accrued interest receivables	-	2,455	-	-	-	-	2,455
Customers' liability under acceptance	-	743	-	-	-	-	743
Accrued income receivables	-	1,818	-	-	-	-	1,818
Other assets	-	-	-	-	-	4,348	4,348
Total Financial Assets	176,170	304,060	18,717	164,891	138,014	23,326	825,178
Financial Liabilities							
Deposits	422,501	255,939	21,017	6,113	-	-	705,570
Interbank and money market items	4,032	2,932	1,146	200	3,215	-	11,525
Liability payable on demand	7,426	-	-	-	-	-	7,426
Borrowings	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Accrued interest payables	110	869	79	39	-	-	1,097
Other liabilities	-	-	-	-	-	6,049	6,049
Total Financial Liabilities	434,069	260,483	26,085	6,352	22,983	6,049	756,021
Liquidity-net	(257,899)	43,577	(7,368)	158,539	115,031	17,277	69,157

(Million Baht)

				The Bank June 30, 2005			
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,050	13,050
Interbank and money market items	12,975	60,863	10,529	-	-	-	84,367
Securities purchased under resale agreements	-	12,400	-	-	-	-	12,400
Investments	162	13,417	21,640	46,984	19,536	15,037	116,776
Loans	155,138	217,392	20,147	92,835	110,184	-	595,696
Accrued interest receivables	-	1,254	-	-	-	-	1,254
Customers' liability under acceptances	-	740	-	-	-	-	740
Accrued income receivables	-	1,641	-	-	-	-	1,641
Other assets	-	-	-	-	-	3,726	3,726
Total Financial Assets	168,275	307,707	52,316	139,819	129,720	31,813	829,650
Financial Liabilities							
Deposits	434,689	233,979	22,244	4,660	-	-	695,572
Interbank and money market items	5,151	10,401	508	200	3,215	-	19,475
Liability payable on demand	5,843	-	-	-	-	-	5,843
Borrowings	-	8,248	-	-	20,212	-	28,460
Bank's liability under acceptances	-	740	-	-	-	-	740
Accrued interest payables	57	871	59	34	-	-	1,021
Other liabilities	-	-	-	-	-	3,574	3,574
Total Financial Liabilities	445,740	254,239	22,811	4,894	23,427	3,574	754,685
Liquidity-net	(277,465)	53,468	29,505	134,925	106,293	28,239	74,965

(Million Baht)

	The Bank						
	December 31, 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,860	65,803	3,516	20	-	-	76,199
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investments	2,893	9,777	8,087	66,434	16,657	15,431	119,279
Loans	157,357	213,741	6,442	94,883	105,694	-	578,117
Accrued interest receivables	-	1,318	-	-	-	-	1,318
Customers' liability under acceptances	-	743	-	-	-	-	743
Accrued income receivables	-	1,736	-	-	-	-	1,736
Other assets	-	-	-	-	-	3,820	3,820
Total Financial Assets	167,110	312,158	18,045	161,337	122,351	32,787	813,788
Financial Liabilities							
Deposits	422,916	255,939	21,017	6,113	-	-	705,985
Interbank and money market items	3,797	2,937	1,016	200	3,215	-	11,165
Liability payable on demand	7,426	-	-	-	-	-	7,426
Borrowings	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Accrued interest payables	110	868	79	39	-	-	1,096
Other liabilities	-	-	-	-	-	5,824	5,824
Total Financial Liabilities	434,249	260,487	25,955	6,352	22,983	5,824	755,850
Liquidity-net	(267,139)	51,671	(7,910)	154,985	99,368	26,963	57,938

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of June 30, 2005 and December 31, 2004.

(Million Baht)

	Consolidated			
	June 30, 2005		December 31, 2004	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	13,050	13,050	13,536	13,536
Interbank and money market items - net	84,274	84,274	76,250	76,250
Securities purchased under resale agreements	12,400	12,400	19,040	19,040
Investments - net	107,582	107,650	110,135	110,359
Loans and accrued interest receivables - net	567,989	567,989	548,697	548,697
Customers' liability under acceptances	740	740	743	743
Accrued income receivable	1,737	1,737	1,818	1,818
Other assets	4,031	4,031	4,348	4,348
Total Financial Assets	791,803	791,871	774,567	774,791
Financial Liabilities				
Deposits	695,138	695,138	705,570	705,570
Interbank and money market items	19,900	19,900	11,525	11,525
Liabilities payable on demand	5,843	5,843	7,426	7,426
Borrowings	28,460	29,951	23,611	25,024
Bank's liability under acceptances	740	740	743	743
Accrued interest payable	1,021	1,021	1,097	1,097
Other liabilities	3,714	3,714	6,049	6,049
Total Financial Liabilities	754,816	756,307	756,021	757,434

(Million Baht)

	The Bank			
	June 30, 2005		December 31, 2004	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	13,050	13,050	13,536	13,536
Interbank and money market items - net	84,283	84,283	76,184	76,184
Securities purchased under resale agreements	12,400	12,400	19,040	19,040
Investments - net	114,587	114,655	116,990	117,210
Loans and accrued interest receivables - net	567,326	567,326	547,770	547,770
Customers' liability under acceptances	740	740	743	743
Accrued income receivable	1,641	1,641	1,736	1,736
Other assets	3,726	3,726	3,820	3,820
Total Financial Assets	797,753	797,821	779,819	780,039
Financial Liabilities				
Deposits	695,572	695,572	705,985	705,985
Interbank and money market items	19,475	19,475	11,165	11,165
Liabilities payable on demand	5,843	5,843	7,426	7,426
Borrowings	28,460	29,951	23,611	25,024
Bank's liability under acceptances	740	740	743	743
Accrued interest payable	1,021	1,021	1,096	1,096
Other liabilities	3,574	3,574	5,824	5,824
Total Financial Liabilities	754,685	756,176	755,850	757,263

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

   Derivatives used for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at June 30, 2005 and December 31, 2004:

(Million Baht)

	Consolidated and The Bank			
	June 30, 2005			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	311,431	2,685	314,116	(4,026)
Cross currency swaps	762	35,232	35,994	722
Interest rate swaps	13,540	64,097	77,637	(637)
Credit default swaps	7,227	826	8,053	8,053

(Million Baht)

	Consolidated and The Bank			
	December 31, 2004			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	239,464	124	239,588	3,831
Cross currency swaps	568	34,319	34,887	1,040
Interest rate swaps	33,906	24,422	58,328	206
Credit default swaps	2,734	2,734	5,468	(2)

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, in the case of no market price being available.

38 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the six-month periods ended June 30, 2004 have been reclassified to conform with the presentation in the financial statements for the three-month and six-month periods ended June 30, 2005.

ธนาคารกสิกรไทย
KASIKORNBANK

Management Discussion and Analysis (MD&A)

For the quarter ending June 30, 2005

Executive Summary

For the second quarter of 2005, the Bank's consolidated net income totaled Baht 3,849 million, remaining close to that of the first quarter. Net income from interest and dividends increased by Baht 782 million over the previous quarter, owing to increases in dividend income from equity securities and interest income from investments and loans. The Bank also set aside normalized provisioning of Baht 425 million in accordance with the Bank's target set at 0.50 percent of total loans. Non-interest income declined by Baht 240 million, following a drop in fee and service income and an increase in share of losses on investments (by the equity method). Meanwhile, non-interest expense showed an increase of Baht 359 million, overweighing a decrease in income tax expense of Baht 182 million.

On the financial front, as of June 30, 2005, the Bank's total consolidated assets were Baht 840,783 million, dropping by Baht 2,645 million from the first quarter, due to decreases in securities purchased under resale agreements and net investments. Meanwhile, consolidated outstanding loans totaled Baht 605,003 million, increasing by Baht 13,151 million, or 2.22 percent, over the first quarter. Non-performing loans of the Bank and its asset management companies also showed improvements, standing at Baht 64,576 million, or 10.57 percent of total outstanding credit, and decreasing from the 11.55 percent recorded at the end of the first quarter. At the same time, Bank-only NPLs dropped below 9.00 percent for the first time in 6 years at 8.57 percent of the total outstanding credit, including that of financial institutions. As for total consolidated liabilities, they were recorded at Baht 767,396 million, decreasing by Baht 4,156 million, or 0.54 percent, from the first quarter. Mainly contributing to this decline was a drop in deposits, which, as of June 30, 2005, totaled Baht 695,138 million, declining by Baht 19,734 million, or 2.76 percent, from the first quarter. Total consolidated shareholders' equity managed to show a quarter-on-quarter increase of Baht 1,511 million, or 2.10 percent, to record at Baht 73,387 million, owing to the Bank's profits in the second quarter. Meanwhile, the capital adequacy ratio of the Bank and its AMCs equaled 13.50 percent at the end of June 2005, with Tier-1 and Tier-2 capital accounting for 8.50 and 5.00 percent of total consolidated capital base, respectively.

In the matter of operations among the three Business Groups, during the second quarter, the Corporate Business Group continued to focus on increasing its market share through new product developments and efficient proactive marketing strategies. This led the Bank to achieve greater fee-based income during the first period, particularly in syndicated loans, letters of indemnity-borrowing, securities and foreign exchange services. As of the end of the second quarter, the Group's total loans showed an increase of 6.82 percent over the end of 2004, due mainly to a 9.03 percent increase in corporate banking segment's credit, while the multi-corporate and business banking segments' credit grew by 6.40 and 4.73 percent, respectively. Categorized by product group, trade finance and domestic loans rose by 14.36 and 4.16 percent, respectively, over the end of 2004. For the Retail Business Group, work proceeded on improvements in products and services via electronic channels to enhance our competitiveness. This led to a 7.01 percent rise in the Group's total outstanding loans over the end of 2004, with growth being seen in every product, while the volume of transactions processed via the Bank's electronic channels has continued to increase. As for the Treasury Group's income, that amount rose by 22.40 over the first quarter, attributed mainly to an increase in income from interest and dividends.

During the second quarter, the Bank has continually improved credit risk management to help standardize credit risk management and credit origination nationwide. For market and liquidity risk management, bills of exchange and Phase Two short-term debentures were launched to enhance investment alternatives offered to the public, as well as increase variety in

the Bank's funding structures.

With our strong commitment toward good corporate governance, the Bank has been widely acknowledged for our efforts, confirmed by various awards we have received. During the first half of 2005, we received "Best Corporate Governance of Asia" award by Corporate Governance Asia magazine, "Best Domestic Commercial Bank" award by Asia Money magazine, and the Special Honor award for "Distinction in Maintaining Excellent Corporate Governance Report" at the "SET Awards 2005: Engine of Growth" ceremony, held by the Stock Exchange of Thailand (SET) in cooperation with Money and Banking magazine.

Content

	Page
1. Overview	**2**
1.1 Economic Overview and Regulatory Changes	2
□ Thailand's Economy in the First Half of 2005	2
□ Regulatory Changes	3
1.2 Direction of Business Operations	4
2. Operating Performance and Financial Position Analysis	**5**
2.1 Operating Performance	5
2.2 Financial Position Analysis	9
2.3 Capital Requirements and Credit Ratings	13
3. Operations of Business Groups	**15**
3.1 Business Overview	15
3.2 Corporate Business Group	15
□ Change in the Operating Environment	15
□ Business Operations in the First Half	15
□ Financial Position	17
3.3 Retail Business Group	18
□ Change in the Operating Environment	18
□ Business Operations in the First Half	19
□ Financial Position	21
3.4 Treasury Group	22
□ Change in the Operating Environment	22
□ Business Operations in the First Half	23
□ Financial Position and Operating Performance	23
4. Risk Management and Risk Factors	**24**
4.1 Credit Risk Management	24
□ Outstanding Loans	24
□ Non-performing Loans	25
□ Allowance for Doubtful Accounts	26
□ Foreclosed Properties	26
□ Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited	27
4.2 Market and Liquidity Risk Management	27
4.3 Other Risk Management	28
5. Functional Groups	**29**
□ Building an Effective, Performance-Based Organization	29
□ IT Security Policy and Implementation	29
□ IT Outsourcing	29
6. KASIKORN's Investments in Subsidiary and Associated Companies	**30**

1. Overview

1.1 Economic Overview and Regulatory Changes

▫ Thai Economy in the First Half of 2005

During the first half of 2005, Thailand's economic growth was undermined by cooling consumer spending as a result of rising oil prices. It was also hurt by the contraction in the number of foreign tourists following the Tsunami disaster. Agriculture production was also affected by drought. We, therefore, expect Thailand's GDP to grow just 3.4 percent over-year for the first half of 2005, compared to 5.7 percent in the second half of 2004. However, GDP in the second quarter is likely to grow 3.5 percent, up slightly from the 3.3 percent growth of the first quarter, thanks to a rebound in investment and manufacturing production.

Thai Economic Growth Projection

Unit: Percentage change year-on-year, or specified otherwise.

Indicator	Q1/2005	Q2/2005
BOT's Private Consumption Index	0.2%	0.6%
BOT's Private Investment Index	7.7%	9.9%
BOT's Manufacturing Production Index	3.8%	7.7%
Export Value	12.4%	12.4%
Import Value	28.5%	33.7%
Trade Balance (USD millions)	-3,225	-5,237
Current Account (USD millions)	-1,499	-4,708
Headline CPI Inflation	2.8%	3.7%
Average Retail Diesel Price (Baht/Liter)	15.13	18.62
Average Baht/USD	38.57	40.04
Gross Domestic Product	**3.3%**	**3.5%**

Source: KASIKORN Research Center Co., Ltd.

High import prices for oil have sent Thailand's current account into the red with a larger-than-expected deficit, while inflation is likely to quicken over the rest of the year. As such, the Bank of Thailand is expected to continue with its measured hikes in interest rates. As for commercial banks, declining liquidity and the rising benchmark rate of the Bank of Thailand will probably result in further increases in banks' long-term deposit rates during the remaining months of the year.

Regulatory Changes

- **Improvements in Criteria on Over-Limit Acquisitions of Shares in Companies**

On May 4, 2005, the Bank of Thailand (BoT) issued directive BoT.PPD.(21)C.798/2005, regarding improvements in criteria on over-limit acquisitions of shares in companies. This directive grants permission for banks to hold more than 10 percent of issued shares in restructured limited liability companies classified as 'sub-standard', 'doubtful', 'doubtful of loss' and 'loss' prior to January 1, 2005. The law also allows the total value of a bank's holdings of such companies to exceed 20 percent of the bank's total capital, for the case that the exceeding shares were achieved through debt restructuring per BoT criteria. This directive will remain in effect until December 31, 2006.

It is expected that the above measure should assist in debt restructuring and help to reduce the value of 'sub-standard', 'doubtful', 'doubtful of loss' and 'loss' debts.

- **Extension of the Holding Period of Foreclosed Properties**

Also on May 4, 2005, the BoT issued directive BoT.PPD.(21)C.800/2005, concerning extension of the holding period of foreclosed properties. This directive allows banks that have conducted debt restructuring on debts classified as 'sub-standard', 'doubtful', 'doubtful of loss' and 'loss' prior to January 1, 2005 and undertaken the transferal of foreclosed properties between January 1, 2005 to December 31, 2006 to hold such foreclosed properties for up to ten years, counted from the date such assets were transferred, rather than the previous five-year limit.

Likewise, the above measure should assist in debt restructuring and reducing the volume of debts classified as 'sub-standard', 'doubtful', 'doubtful of loss' and 'loss', as well.

- **Permission for Banks to act as a Securities Brokerage, Trader or Underwriter of Unit Trusts**

On May 11, 2005, the BoT issued an announcement FID.(11)C.34/2005, concerning the sending of the notification regarding permission for banks to act as a securities brokerage, trader, or underwriter of unit trusts, whose essence entails permission for commercial banks to engage in the aforementioned businesses within the limitations set by law, as well as granting banks the authority to appoint individuals approved by the SEC as selling and buying representatives for unit trusts.

This announcement is seen beneficial to the Bank, as it will facilitate the expansion of business in the unit trust area, thereby broadening the business scope of the Bank.

- **Permission for Banks to Engage in Hire Purchase and Leasing Businesses**

On May 6, 2005, the BoT issued an announcement FID.(11)C.33/2005, regarding permission for banks to engage in hire purchase and leasing businesses, aimed at allowing banks to submit petitions for approval to act in the above businesses. The requirements and legal limitations include the following:

1. Have a solid financial and operating status, is able to set aside the required provisioning in full, can maintain its capital adequacy ratio at or above the

minimum level set by the BoT;

2. Can cooperate with the authorities in implementing the Financial Sector Master Plan, whereby the role and organization structure of the organization can comply with the BoT's "One Presence" policy; and,
3. Must provide a business plan identifying how they will operate in hire purchase and leasing businesses, which must have been approved by the institution's board of directors.

This announcement is likewise beneficial to the Bank, as it will facilitate the expansion of business in the area of hire purchase and leasing and broaden the business scope of the Bank.

1.2 Direction of Business Operations

During the first half of 2005, KASIKORNBANK continued to improve business operations by using the Balanced Scorecard concept as a tool to achieve our goals with efficiency and effectiveness. To enhance opportunities and potential growth, the Bank continues to pursue and closely monitor the strategic programs that have been implemented.

Throughout the first half of 2005, KASIKORNBANK's sustained growth has been guided by good corporate governance concepts. In addition to disseminating these concepts to the general public, the Bank has continually carried out various activities to foster good corporate governance practices, and make them the core of the Bank's business culture. Employees have been instructed in good corporate governance concepts through the Bank's internal communication channels and are evaluated on their awareness of the Bank's Code of Business Conduct.

Through the Bank's intent and effort to promote good corporate governance practices aimed at creating value to all stakeholders and enhancing our competitiveness and efficiency in management, the Bank received the following awards in the first half of 2005:

- "Best Corporate Governance of Asia" award by Corporate Governance Asia magazine.
- "Best Domestic Commercial Bank" award by Asia Money magazine.
- The Special Honor award for "Distinction in Maintaining Excellent Corporate Governance Report" at the "SET Awards 2005: Engine of Growth" ceremony, held by the Stock Exchange of Thailand (SET) in cooperation with Money and Banking magazine.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

□ Operating Performance in the Second Quarter of 2005

Operating Performance

(Million Baht)

	Q2-2005	Q1-2005	Changes	Q2-2004	Changes
Income from interest and dividends	9,552	8,739	813	8,121	1,431
Interest expense	1,707	1,676	31	1,730	(23)
Net income from interest and dividends	7,845	7,063	782	6,391	1,454
Reversals on bad debts and doubtful accounts	(470)	(309)	(161)	(2,050)	1,580
Loss on debt restructuring	696	394	302	2,215	(1,519)
Normalized provisions	425	200	225	200	225
Non-interest income	2,694	2,934	(240)	1,833	861
Non-interest expense	4,906	4,548	358	4,622	284
Income tax expense	1,119	1,301	(182)	30	1,089
Minority interests in net income	(14)	(20)	6	(15)	1
Net income	**3,849**	**3,843**	**6**	**3,192**	**657**

For the second quarter of 2005, the Bank's consolidated net income totaled Baht 3,849 million, remaining close to that of the first quarter. Net income from interest and dividends increased by Baht 782 million over the previous quarter, owing to increases in dividend income from equity securities and interest income from investments and loans. The Bank also set aside normalized provisioning of Baht 425 million, resulting in accumulated normalized provisioning reaching the Bank's target. Non-interest income declined by Baht 240 million, while non-interest expense showed an increase of Baht 359 million, overweighing a decrease in income tax expense of Baht 182 million.

Compared to the same period of last year, the Bank's consolidated net income increased by Baht 657 million, or 20.58 percent. This was due to an increase in net income from interest and dividends totaling Baht 1,454 million, attributed to a rise in interest income and a drop in interest expense of Baht 1,431 million and 23 million, respectively. However, consolidated net income was offset by a rise in income tax expense of Baht 1,089 million as the bank incurred corporate income tax expense on 2005 earnings. Besides this, non-interest expense increased by Baht 285 million due mainly to a rise in other expenses, while normalized provisioning rose by Baht 225 million.

Income Structure

	Q2-2005		Q1-2005		Q2-2004	
	Million Baht	%	Million Baht	%	Million Baht	%
Interest and dividend income						
1. Loans	7,553	61.68	7,326	62.76	6,693	67.24
1.1 Loans	3,442	28.11	3,454	29.59	3,267	32.82
1.2 Overdrafts	2,230	18.21	2,211	18.94	2,120	21.30
1.3 Bills	1,881	15.36	1,661	14.23	1,306	13.12
2. Interbank and money market items	585	4.78	522	4.47	423	4.25
2.1 Deposits	449	3.67	367	3.14	310	3.11
2.2 Loans	22	0.18	9	0.08	5	0.05
2.3 Securities purchased under resale agreements	114	0.93	146	1.25	108	1.08
3. Investments	1,414	11.55	891	7.63	1,004	10.09
Total interest and dividend income	9,552	78.00	8,739	74.86	8,120	81.58
Non-interest income						
1. Fee and service income						
1.1 Acceptances, avals, and guarantees	146	1.19	160	1.37	131	1.32
1.2 Others	2,014	16.45	2,174	18.62	1,831	18.39
2. Gains on exchange	220	1.80	207	1.77	330	3.32
3. Other income	314	2.56	393	3.37	(458)	(4.60)
Total non-interest income	2,694	22.00	2,934	25.14	1,834	18.42
Total income	12,246	100.00	11,673	100.00	9,954	100.00

❑ Net Income from Interest and Dividends

In the second quarter, the Bank's consolidated net income from interest and dividends was Baht 7,845 million, increasing by Baht 782 million, or 11.07 percent, over the previous quarter. Contributing to this increase were rises in interest and dividend income of Baht 524 million achieved from investments in receivables purchased from Ploy AMC, and in interest income of Baht 226 million following loan expansion.

Compared to the same period of last year, consolidated net income from interest and dividends increased by Baht 1,454 million, or 22.75 percent. This was due mainly to increased interest income totaling Baht 1,431 million owing to loan expansion and higher interest rates in the money market, while interest expense decreased by Baht 23 million.

Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, the Bank has set aside an allowance for doubtful accounts on normal loans at 1 percent of the net increment in normal loans. As a result, in the second quarter of 2005, the Bank incurred loan loss expense of Baht 291 million.

During the second quarter, the Bank set aside normalized provisioning totaling Baht 425 million, resulting in accumulated normalized provisioning of Baht 3,025 million. This amount meets with the Bank's target set at 0.50 percent of total loans.

Non-interest Income

For the second quarter, the Bank's consolidated non-interest income was Baht 2,694 million, decreasing by Baht 240 million, or 8.18 percent, from the first quarter. The decline was due mainly to a drop in fee and service income totaling Baht 174 million, or 7.50 percent, as the Bank achieved extra underwriting fees from services provided to large-scale customers in the first quarter, and an increase in share of losses on investments (by the equity method) of Baht 74 million. However, gains on investments recorded a quarter-on-quarter increase of Baht 52 million, or 40.84 percent, as positive market conditions helped boost sales of government and state enterprise bonds.

Compared to the same period of last year, the Bank's consolidated non-interest income showed an increase by Baht 861 million, or 46.89 percent. This was due mainly to increased gains on investments totaling Baht 407 million, following sales of securities amid favorable market conditions and losses on investments in the same period of last year. Also contributing to the rise in consolidated non-interest income was the absence of losses on transfer of financial assets, while in the second quarter of 2004, the Bank incurred losses on transfer of financial assets totaling Baht 448 million.

Non-interest Expense

In the second quarter, the Bank's consolidated non-interest expense was Baht 4,906 million, rising by a total of Baht 358 million, or 7.87 percent, over the first quarter. This was attributed mainly to an increase in premises and equipment expenses totaling Baht 152 million, as higher assessed values of land and buildings led to a decline in allowances for impairment of land and building revaluation in the first quarter. In addition, due to a rise in Phethai AMC's allowances for impairment of foreclosed properties, the Bank incurred higher losses on impairment of consolidated foreclosed properties of Baht 86 million.

In a year-on-year comparison, the Bank's consolidated non-interest expense in the second quarter rose by Baht 284 million, or 6.14 percent. This was due mainly to an increase in other expenses.

❑ Operating Performance in the First Half of 2005

Operating Performance

(Million Baht)

	H1-2005	H2-2004	Changes	H1-2004	Changes
Income from interest and dividends	18,290	16,942	1,349	16,057	2,233
Interest expense	3,383	3,428	(45)	3,604	(221)
Net income from interest and dividends	14,907	13,514	1,393	12,453	2,454
Reversals on bad debts and doubtful accounts	(780)	(2,753)	1,973	(4,206)	3,426
Loss on debt restructuring	1,090	4,158	(3,068)	4,761	(3,671)
Normalized provisions	625	400	225	400	225
Non-interest income	5,628	6,894	(1,266)	5,201	427
Non-interest expense	9,454	10,735	(1,281)	9,059	395
Income tax expense	2,420	53	2,367	63	2,357
Minority interests in net income	(34)	(25)	(9)	(27)	(7)
Net income	**7,692**	**7,790**	**(98)**	**7,551**	**141**

For the first half of 2005, the Bank's consolidated net income totaled Baht 7,692 million, decreasing by Baht 98 million, or 1.26 percent, from the second half of 2004. This was due to increased income tax expense of Baht 2,367 million, as the bank began to pay corporate income tax for the first time this year. At the same time, net income from interest and dividends rose by a total of Baht 1,393 million, following an increase in interest income from all sources and a drop in interest expense as a change in the Bank's deposit structure resulted in lower interest expense on deposits. Further contributing to the decline in net income was a decrease in non-interest income of Baht 1,266 million, as the Bank recorded gains on sales of investments in equity securities not directly related to the Bank's main business in the second half of 2004. Meanwhile, non-interest expense dropped by Baht 1,281 million due to decreases in losses on impairment of consolidated foreclosed properties, fee and service, as well as personnel expenses.

Compared to the first half of 2004, the Bank's consolidated net income increased by Baht 141 million, or 1.87 percent. This was attributed to increased net interest and dividend income of Baht 2,454 million. This amount outweighed a rise in income tax expense of Baht 2,357 million, as the Bank incurred corporate income-taxes in this period. Higher net interest and dividend income was achieved through an increase in interest income from loan expansion and a decrease in non-interest expense following the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million, at 22.296175% interest, on January 12, 2004. Also contributing to an increase in net income were a drop in interest expense on deposits following a change in the Bank's deposit structure and a rise in

non-interest income of Baht 427 million. Meanwhile, non-interest expense showed an increase of Baht 395 million.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Jun 30, 2005	Mar 31, 2005	Changes	Jun 30, 2004	Changes
Assets	840,783	843,428	(2,645)	806,180	34,603
Liabilities and Shareholders' Equity					
- Total liabilities	767,396	771,552	(4,156)	747,600	19,796
- Total shareholders' equity	73,387	71,876	1,511	58,580	14,807
Total Liabilities and Shareholders' Equity	840,783	843,428	(2,645)	806,180	34,603

❑ Assets

As of the end of June 2005, the Bank's total consolidated assets were Baht 840,783 million, decreasing by Baht 2,645 million, or 0.31 percent, from the first quarter. Compared to the same period of last year, this amount rose by Baht 34,603 million, or 4.29 percent. The items having significant changes were:

- Securities purchased under resale agreements, as of the end of June 2005, totaled 12,400 million, declining by Baht 12,641 million, or 50.48 percent, from the first quarter, due to the Bank's liquidity management.
- Net investments, as of June 30, 2005, stood at Baht 107,582 million, decreasing by Baht 6,129 million, or 5.39 percent, from the first quarter, due to sales of short-term fixed-income securities as the market was favorable in order to allocate more funds toward loan expansion, which yields higher returns.
- Loans, as of June 30, 2005, totaled Baht 605,003 million, rising by Baht 13,151 million, or 2.22 percent, over the first quarter. The increase was due mainly to loan expansion to SME customers. Net-of-repayment loans rose by Baht 15,937 million, while write-offs of bad loans amounted to Baht 2,786 million.
- As of the end of June 2005, the Bank's allowances for doubtful accounts totaled Baht 33,491 million, decreasing by Baht 2,594 million, or 7.19 percent, over the first quarter, due mainly to write-offs of bad loans.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of June 30, 2005, were Baht 767,396 million, decreasing by Baht 4,156 million, or 0.54 percent, from the first quarter. However, on a year-on-year comparison, this amount rose by Baht 19,796 million, or 2.65 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of June 30, 2005, were Baht 695,138 million, declining by Baht 19,734 million, or 2.76 percent, from the first quarter. The decrease in deposits was mainly in savings and fixed accounts. There was a change in the Bank's deposit structure, with current and savings accounts accounting for 5.65 and 56.81 percent of the total deposits, respectively, increasing from 5.58 and 56.41 percent at the end of the first quarter, respectively. Meanwhile, fixed accounts accounted for 37.54 percent of the total deposits, decreasing from 38.01 percent in the first quarter. If including deposits of financial institutions, as of the end of June 2005, the Bank's deposits stood at Baht 700,777 million, dropping by Baht 19,903 million, or 2.76 percent, from the first quarter.
- Total interbank and money market items, as of June 30, 2005, were at Baht 19,900 million, increasing by Baht 5,457 million, or 37.78 percent, over the first quarter. This rise was attributed to an increase in low-cost borrowing to widen interest rate spread.
- Borrowing, as of June 30, 2005, totaled Baht 28,459 million, rising by Baht 4,920 million, or 20.90 percent, over the first quarter. This was due mainly to an increase in short-term borrowing, as the Bank issued short-term debentures with a maturity of 90 days to enhance flexibility and variety of funding structure management, as well as to provide more alternatives in investments for the public and the Bank's depositors.

As of June 30, 2005, total consolidated shareholders' equity was Baht 73,387 million, rising by Baht 1,511 million, or 2.10 percent, over the first quarter. This was due to the Bank's profits in the second quarter.

Compared to the same period of last year, total consolidated shareholders' equity increased by Baht 14,807 million, or 25.28 percent. The increase was attributed to the Bank's profits and an increase in appraisal surplus, resulting from an asset revaluation in compliance with the accounting standard No. 32, instructing a revaluation of land, premises and equipment in every 3-5 years.

❑ Relationship Between Sources and Uses of Funds

As of June 30, 2005, the funding structure as shown in the Consolidated Financial Statement comprised Baht 767,396 million in liabilities and Baht 73,387 million in shareholders' equity, resulting in a debt-to-equity ratio of 10.46. The major source of funds on the liabilities side was deposits, which accounted for 90.58 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 2.59 percent and 3.71 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds were loans. As of June 30, 2005, loans amounted to Baht 605,003 million, resulting in a loan-to-deposit ratio of 87.03 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements, and investments in securities.

The major sources and uses of funds as of the end of June 2005 are categorized by contractual maturity periods in the following table:

The Bank and its subsidiaries' major sources and uses of funds

(Million Baht)

	Deposits				Loans			
Period	Jun 30, 2005	%	Dec 31, 2004	%	Jun 30, 2005	%	Dec 31, 2004	%
≤ 1 year	690,478	99.33	699,457	99.13	390,568	64.56	373,259	62.99
> 1 year	4,660	0.67	6,113	0.87	214,435	35.44	219,330	37.01
Total	695,138	100.00	705,570	100.00	605,003	100.00	592,589	100.00

The Bank and its subsidiaries' deposits with remaining maturity of less than or equal to 1 year at the end of June 2005 totaled Baht 690,478 million, decreasing by Baht 8,979 million, or 1.28 percent, from Baht 699,457 million at the end of 2004. Deposits with remaining maturity of over 1 year at the end of June 2005 were Baht 4,660 million, dropping by Baht 1,453 million, or 23.77 percent, from Baht 6,113 million at the end of 2004.

At the end of June 2005, the Bank and its subsidiaries had loans with remaining maturity of less than or equal to 1 year totaling Baht 390,568 million, rising by Baht 17,309 million, or 4.64 percent, over Baht 373,259 million at the end of 2004. Loans with remaining maturity of over 1 year amounted to Baht 214,435 million, decreasing by Baht 4,895 million, or 2.23 percent, from Baht 219,330 million at the end of 2004.

From the above table, it can be seen that as of June 30, 2005, deposits with remaining maturity of less than or equal to 1 year were higher than loans with remaining maturity of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when their maturity comes due, it is likely that they will remain with the Bank longer than their stated contractual maturity, thereby helping to support funds for the Bank's lending. To increase flexibility and variety of funding structures, as well as enhance investment alternatives for the public and the Bank's depositors, in June 2005, the Bank issued short-term debentures totaling Baht 4,494.6 million as part of our Short-term Debenture Project 1/2005, with a maturity of 3 months.

▫ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of June 2005 are shown below:

(Million Baht)

Type of Investments	Jun 30, 2005	%	Mar 31, 2005	%	Jun 30, 2004	%
Debt Instruments	**98,917**	**91.95**	**104,391**	**91.81**	**132,008**	**95.44**
Government and State Enterprise Securities						
• Trading Investments	2,068	1.92	8,487	7.46	3,710	2.68
• Available-for-sale Investments	31,104	28.92	32,240	28.35	54,798	39.62
• Held-to-maturity Investments	25,066	23.30	25,239	22.20	29,144	21.07
Private Enterprise Debt Instruments						
• Available-for-sale Investments	2,462	2.29	2,496	2.20	3,698	2.67
• Held-to-maturity Investments	236	0.22	237	0.21	342	0.25
Foreign Debt Instruments						
• Available-for-sale Investments	24,713	22.97	23,271	20.47	25,920	18.74
• Held-to-maturity Investments	13,268	12.33	12,421	10.92	14,396	10.41
Equity Securities	**8,665**	**8.05**	**9,319**	**8.19**	**6,291**	**4.56**
Available-for-sale Investments	1,377	1.28	1,421	1.25	1,447	1.05
General Investments	6,887	6.40	7,440	6.54	4,503	3.26
Investments in Subsidiary and Associated Companies	401	0.37	458	0.40	341	0.25
Total Investments – Net	**107,582**	**100.00**	**113,710**	**100.00**	**138,299**	**100.00**

☐ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of June 2005 totaled Baht 13,050 million, decreasing by Baht 486 million from the end of 2004, due to the following activities:

- Net cash used in operating activities totaled Baht 7,084 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) rose by Baht 8,095 million, while loans and interbank and money market items (on the liability side) showed increases of Baht 25,357 million and 8,375 million, respectively. Meanwhile, securities purchased under resale agreements and deposits decreased by Baht 6,640 million and 10,432 million, respectively.
- Net cash received from investment activities was Baht 4,417 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 19,912 million, redemption of debt instruments held to maturity of Baht 4,810 million, cash payments for available-for-sale investments of Baht 15,150 million, and cash payments for debt instruments held to maturity of Baht 3,983 million.
- Net cash achieved from financing activities totaled Baht 2,181 million.

☐ Capital Expenditures

To enhance service efficiency, during the first half of 2005, the Bank's capital expenditures were primarily for information technology (IT), totaling Baht 806 million. Capital expenditures in other fixed assets were Baht 162 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of June 30, 2005, the Bank and its subsidiaries had a capital base of Baht 86,539 million, comprising Tier-1 capital totaling Baht 54,469 million, and Tier-2 capital totaling Baht 32;070 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 13.50 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent.

Capital Adequacy Ratios*

	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004
Tier-1 Capital	8.50%**	7.90%	7.98%	8.29%	7.23%
Tier-2 Capital	5.00%	5.19%	5.14%	5.23%	5.41%
Total Capital Requirements	**13.50%****	**13.09%**	**13.13%**	**13.51%**	**12.65%**

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Not including the first period's net profits, as of June 30, 2005. Should the first period's net profits, as of June 30, 2005, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 9.71 percent and 14.71 percent, respectively.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, at least 6.00 percent of deposits and borrowing, in compliance with BoT regulations. As of June 30, 2005, the Bank had cash and deposits at the Bank of Thailand, including eligible securities, totaling Baht 68,518 million.

❑ Credit Ratings

In the second quarter of 2005, Fitch Ratings raised the Bank's international long-term debt rating from BBB to BBB+ and the international short-term debt rating from F3 to F2. Meanwhile, the Bank's Standard & Poor's and Moody's Investors Services credit ratings remained unchanged from the end of March 2005. Details are shown in the following table.

Credit Rating Agency	June 30, 2005	Mach 31, 2005
Moody's Investors Services ***		
Long-term - Debt	n.a.*	n.a. *
- Subordinated Debt	Baa2	Baa2
- Deposits	Baa1 **	Baa1**
Short-term - Debt/Deposits	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D	D
Outlook for BFSR	Positive	Positive
Standard & Poor's ***		
Long-term - Debt	BB+	BB+
- Subordinated Debt	BB-	BB-
Short-term - Debt/Deposits	B	B
Outlook	Positive	Positive
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB+	BBB
- Subordinated Debt	BBB	BBB
Individual	C	C
Support	2	2
Short-term - Debt/Deposits	F2	F3
Outlook	Stable	Positive
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposit	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Remarks * Moody's Investor Services does not assign ratings to the Bank's long-term debt.

** Long-term deposit is rated only by Moody's Investor Services.

*** The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB- respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

3. Operations of Business Groups

3.1 Business Overview

KASIKORNBANK's businesses are divided into three main groups: the Corporate Business Group, the Retail Business Group, and the Treasury Group. Although various negative factors have affected banking business in general during the first half of 2005, the business groups managed to absorb adverse situations and changes and continued with the Bank's strategies, guidelines, targets and goals. Aside from this, the Bank continued to expedite continuous development in many systems to enhance operational capabilities and competitiveness, as well as to adapt to the Bank of Thailand's Financial Sector Master Plan and other regulations.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers who have sales volumes over Baht 50 million per annum, categorized into three segments - large corporate, or "Multi-Corporate Banking"; medium corporate, or "Corporate Banking"; and small corporate, or "Business Banking" - segments. To meet with the needs of these business sectors, a variety of products and services are offered, with the main products being domestic credit products, letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange services, cash management services and securities services.

❑ Changes in the Operating Environment

During the first half of 2005, domestic businesses were affected by various negative factors, especially a surge in oil prices which led to a rise in domestic inflation. Although the minimum lending rates (MLR) remained unchanged during the first half due to continued excess liquidity, yields in the debt market, especially short-term, continued to increase following rises in the BoT 14-day repurchase and U.S. Fed Funds rates. This led businesses to switch to finance through bank loans instead of debt market products despite a slowdown in economic activities. At the same time, most banks continued to focus on increasing their fee-based income through products such as letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange, cash management services and securities services. KASIKORNBANK has remained prudent, while focusing on increasing our market share of qualified customers through new product development and efficient proactive marketing strategies.

❑ Business Operations in the First Half

- **Customer Segment**

- Multi-Corporate Banking

During the first half of 2005, the competition in the multi-corporate banking business was strong amid negative economic environments. However, the Bank's fee-based income rose sharply, particularly in syndicated loans and financial advisory

services for fund restructuring and fund raising. Besides this, trade finance transactions also showed an increase.

- **Corporate Banking**

During the first half of 2005, the Bank's interest income continued to increase, mainly in trade finance, which was in line with the country's export and import growth, particularly in the steel, energy, auto part, petrochemical, plastic and rubber industries. Fee-based income also increased, especially in trade finance, foreign exchange and letters of indemnity-borrowing. Our strategy has been to maintain close and cordial relationships with prime customers through the organizing of various activities and seminars to provide business-related information for their use.

- **Business Banking**

Loans extended to the Business Banking segment continued to grow during the first half as the Bank continued with the strategy of retaining customers having sound credit records, and by extending credit systematically. The Bank has also focused on increasing fee-based income, particularly in trade finance and cash management services, and improving the credit approval process for SME customers. Importance has also been placed on organizing marketing campaigns to encourage the use of the Bank's products and services and on fostering firm Bank-customer relations.

- **Product Group**

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

The Bank was successful in credit extension and achieved on-target fee-based income from letters of indemnity-borrowing. To enhance our competitiveness and increase income, existing credit products have been continually improved and new products have been launched. Besides this, desirable customers for discounted bills and promissory notes have been targeted, and competitive interest rates reflecting real product risks have been set. The Bank has continued to improve credit approval processes to make them faster and better serve customer needs.

- **Trade Finance**

During the first half of 2005, the Bank's trade finance loan extension was on-target, while international trade transactions continued to grow. This was attributed partly to increased customer satisfaction with the Bank's trade relationship officers in each customer segment. To enhance the efficiency of services, more staff have been assigned to this job, increasing the number of trade relationship officers by 35 percent over those in 2004.

- **Corporate Finance**

Fee-based income from syndicated loans far exceeded targets during the first half. The Bank was also successful as a debenture underwriter and financial advisor for many projects. The Bank was the largest underwriter of debt instruments in the country, continuing from 2004.

- **Foreign Exchange Services**

During the first half of 2005, exchange rates were quite volatile, as major currencies continued to drop against the U.S. Dollar, especially the Japanese Yen and the Euro. However, fee-based income from foreign exchange services continued to perform well, compared to the same period of last year. Financial derivatives of larger

sizes and longer maturity, as well as basic financial derivatives, were offered to facilitate exchange rate risk management. The Bank has continued to provide interest rate risk management services to customers, including regularly organizing seminars to enhance their understanding about risks and the impact of risk management.

- **Cash Management**

Work proceeded on the implementation of "Business to Business" and "Business to Consumer" cash management systems. The "Total Receivables Management" system was initiated to provide a full-range debt collection services to "Business to Business" customers. This will help reduce workloads related to receivables account reconciliation and data collection. The Bank also provides a check return confirmation service via SMS and e-mail systems. Besides this, the "Off-line Payment Program" was developed to help customers who have not yet installed an IT system to compile their data and adjust or re-format files. In "Business to Consumer" cash management services, the Bank has initiated a "SurePay" service, which offers payment and personal transferal services at a separate counter in some branches.

- **Securities Services**

During the first half, fee-based income from securities services also exceeded targets, following continued growth in the Bank's securities business. Registrar services in the mutual fund area, as well as for debentures, also showed high growth, due to the issuance of two new mutual funds and seven debentures. Meanwhile, custodial services performed well, while services to the Retirement Mutual Funds (RMFs) for government employees have helped the Bank to remain a leading custodial service provider, in terms of market share. As a facility agent and security agent for collateral control with syndicated loans, fee-based income was on-target, due to loan extension through syndicated loans, following the government's need for domestic funds to boost the economy and finance its mega infrastructure projects starting in early 2005.

❑ Financial Position

Corporate Business Group Credit Classified by Customer Segment

(Million Baht)

	Percent of Total CBG's Loans	Loans		Changes	
		Jun 30, 2005	Dec 31, 2004	Million Baht	Percentage change
Corporate Business Group	**100.00**	**216,572**	**202,747**	**13,825**	**6.82**
Customer segment					
Multi-corporate Banking Segment	32.63	70,667	66,417*	4,250	6.40
Corporate Banking Segment	36.62	79,319	72,750*	6,569	9.03
Business Banking Segment	30.75	66,586	63,580*	3,006	4.73

Note: * The figures differed from those stated in MD&A report for the year ending December 31, 2004, due to the reclassification of customer segments, following changes in their sales volumes.

As of the end of June 2005, the Corporate Business Group's total loans stood at Baht 216,572 million, increasing by Baht 13,825 million, or 6.82 percent, over the end of 2004. Categorized by customer segment, the increase in the Group's total loans in the first half of 2005 was due mainly to a 9.03 percent increase in corporate banking segment's loans over the end of 2004, due to higher trade finance loans for export-import related business. At the same time, the multi-corporate banking segment's loans grew by 6.40 percent over the end of 2004, while the business banking segment's loans expanded by 4.73 percent, due to an economic slowdown.

Corporate Business Group Credit Classified by Product Group

(Million Baht)

	Percent of Total CBG's Loans	Loans		Changes	
		Jun 30, 2005	Dec 31, 2004	Million Baht	Percentage change
Corporate Business Group	**100.00**	**216,572**	**202,747**	**13,825**	**6.82**
Product group					
Domestic credit products	72.79	157,637	151,348	6,289	4.16
Trade finance	25.27	54,738	47,865	6,873	14.36
BIBF	1.12	2,420	3,378	(958)	(28.36)
Other loans	0.82	1,777	156	1,621	1,039.10

Categorized by product group, as of the end of June 2005, the product having the largest loan extension was trade finance loans, which rose by Baht 6,873 million over the end of 2004, due to higher volumes in export and import transactions. Following this were domestic credit loans, which showed an increase by Baht 6,289 million over the end of 2004. However, BIBF loans decreased by Baht 958 million, resulting from capital restructuring of some businesses to reduce exchange rate risk.

3.3 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail businesses and individual customers. Based on monthly sales or income, customers are divided into four segments: owner-operators, platinum customers, middle-income customers, and transactors. To meet demands of each customer segment, Retail Business Group offers a wide variety of products, including loans for SME businesses, consumer loans, housing loans, credit cards, as well as deposit and fee-based products.

❑ Changes in the Operating Environment

During the first half of 2005, the competition in the mutual fund business was strong, especially in the sales of short- and medium-term fixed-income mutual funds. This was due to higher yields in the debt market, leading to a widening gap between banks' deposit rates and bond returns, and thereby more fund offerings to depositors. Changes in the business environment of other products are as follows:

- **Retail Business Lending**

During the first half of 2005, despite a slowdown in domestic economic activities, commercial bank retail business lending continued to grow, as SME customer demand for loans remained high, boosted by expansion in large-scale businesses in the previous year. However, as rises in oil prices and inflation led to higher production costs and affected profit margins, the credit risks of some customers have increased.

- **Credit Card Products**

The competition in credit card business remained intense, as credit card issuers used more varied strategies to increase customer bases and card spending. Meanwhile, the competition to increase shares of card accepting stores was also strong, while pricing competition was used as the main strategy to maintain existing customers, market share and fee-based income.

- **Deposits and Fee-based Income**

After a slowdown in the first quarter due to the tsunami disaster, Thailand's tourism industry managed to recover in the second quarter despite rising oil prices. This helped boost fee-based income from foreign exchange business and further heightened competition in this area. Additional foreign exchange service booths were set up, and more ATM machines were installed. Meanwhile, competition in the area of fund transfer services was also strong, especially via electronic channels. The development of a new service that allows fund transfers to those without bank accounts is expected to heighten the competition in the electronic transfer business.

❑ Business Operations in the First Half

Aimed at maximizing customer returns and enhancing their alternative savings choices, the Bank proceeded with improvements in product and service features. During the first half, the Bank, in cooperation with Kasikorn Asset Management Co., Ltd., launched open-ended short- and medium-term fixed-income funds, as well as the Ruang Khao SET 50 fund. In Bancassurance activities, the Ruang Khao Sasomsup 5/1 Fund was launched in the first quarter, in cooperation with Muang Thai Life Assurance Co., Ltd. Besides this, in cooperation with business allies, the Bank began offering such life insurance products as "KBANK Klean Loan Protection" and "KBANK Klean O/D Protection" to customers using "Klean LOAN" and "Klean O/D" products. These products are non-collateralized loans for SME customers. In the second quarter, additional KBANK Bancassurance Advisors (KBAs) were assigned to 29 branches in Bangkok, and coordinating staff members were trained about products and operational processes to enhance efficiency in service. The Bank has also organized a non-life insurance agent licensing examination for branch managers nationwide, and plans to extend the test to sales teams. It is expected that the testing for all branch managers and sales teams will be completed by the end of 2005.

Developments and improvements in products and services during the first half, classified by product group, are as follows:

- **Retail Business Lending**

During the first half of 2005, the Bank continued to conduct an analysis on customer profiles, and worked on the development of products with credit structures designed for each customer segment. With this, non-collateralized loans with the

brand name of, "KBANK SME Klean Credit" were offered to SME customers' to facilitate funding for liquidity and business expansion. Application forms were standardized nationwide to make them easier for customers to complete, while the credit line approval process was also improved to suit customer's needs. The Bank also continued to create sound bank-customer relationships and increase our business opportunities through various marketing campaigns.

- **Consumer Loans**

As for housing loans, the Bank continued to focus on the use of marketing campaigns to maintain existing customers and create closer bank-customer relationships. Particularly, during the second quarter, the "Decoration Guide by Home Smiles Club" magazine was provided to Home Smiles Club members to attract new customers. This, together with marketing campaigns, is expected to help the Bank succeed in this area.

- **Credit Cards**

Throughout the first half, the Bank, in cooperation with business allies, has steadily launched various marketing campaigns to encourage credit card spending. As for the competition to increase shares of card accepting stores, the Electronic Data Capture (EDC) system has been upgraded to international standards, and newer model EDC machines have been installed at stores since June. It is expected that 7,000 machines will be installed by the end of 2005. Aside from this, the Bank is in the process of implementing the "Secure Communications Project", which allows the sending and receiving of data between the Bank and customers to be processed through an Internet system, instead of recording them in diskettes. Early in the second quarter, the Bank began to provide credit facilities for China UnionPay (CUP) credit and debit cards, issued by China's banks. At the end of the first half, 500 participating merchants had joined the project, and it is expected that there will be 2,000 participating merchants by the end of 2005.

- **Electronic Banking Services**

The Bank's electronic banking services can be broken down into 5 major types, listed in the following:

- KBANK e-ATM and e-Cash Deposit

As of the end of the first half, the Bank's ATM machines had increased to 1,580 units, all of which have been modified to handle transactions for China UnionPay (CUP) cards, being ready as of May 13, 2005. Menus were adjusted to make them easier to use, and the "SurePay" service was advertised on monitors. At the same time, e-Cash Deposit machines were increased to more than 80 units.

- KBANK e-Internet Banking

The use of e-Internet Banking services continued to increase during the first half, especially in the second quarter, when the use of e-Internet Banking services by individual customers and use of e-Biz Link services by small business customers increased by 8.59 and 8.24 percent over the first quarter, respectively. More payment channels were offered to another thirteen business allies to facilitate their merchandise and service payments.

- KBANK e-Mobile Phone Banking

At the end of the second quarter, the use of e-Mobile Phone Banking services rose by 18.64 percent over the first quarter. Since May 2005, the system has been

undergoing upgrades to handle transactions for VISA cards, in addition to those carried out for the Bank's savings and current accounts. The Bank has also improved the PIN registration system to speed up card approval processes.

- **KBANK e-Commerce**

During the first half, the security and safety of the e-Commerce system have been continually improved to expedite the system installation and better serve store customers. In the second quarter, the number of stores using this service increased by 3.28 percent over the first quarter.

- **KBANK e-Phone Banking**

Work proceeded on improvements in e-Phone Banking services. Service teams were trained and informed about product features, and tests have regularly been conducted on teams and team managers. To better reach targeted customers, e-Phone Banking has been used as an additional channel to promote the Bank's SME loan service, the "Home Loan Lead Generation" project, and increase utility payments through credit cards - i.e., the "Smart Billing Campaign", as well as encourage credit card spending through the Bank's various programs. Besides these efforts, the Interactive Voice Response (IVR) system was also improved to enhance the efficiency of service to customers, particularly in credit card activation via service staff. This will also help in the tracking of job progress, starting with data response on to the end of the process, while news and information will be provided in a broader scope.

- **Deposits and Fee-based Income**

During the second quarter, six additional foreign exchange booths were set up, while competitive exchange rates have been offered, leading the Bank's buying rates to reach the top three among all Thai banks. The Bank has also increased sales channels for travelers' checks and drafts at related branches, and has cooperated with hotel businesses and other major customers in providing currency exchange services to increase transactions and internationalize the Bank's foreign exchange booth image. As for transferal services, marketing campaigns for the "SurePay" service, as well as for ATM and debit cards, have been organized to encourage payments through the Bank's channels and increase spending through debit cards.

❑ Financial Position

- Loans

Retail Business Group credits classified by products

(Million Baht)

	Percent of Total RBG's Loans	Loans		Changes	
		Jun 30, 2005	Dec 31, 2004	Million Baht	Percentage Change
Total	**100.00**	**296,300**	**276,894**	**19,406**	**7.01**
Retail business lending	75.10	222,524	210,055	12,469	5.94
Housing loans	19.75	58,532	52,306	6,226	11.90
Credit card products	3.96	11,722	11,690	32	0.28
Other loans	1.19	3,522	2,843	679	23.88

As of June 30, 2005, the Retail Business Group's total outstanding loans were Baht 296,300 million, increasing by Baht 19,406 million, or 7.01 percent, over the end of 2004. Growth was seen in every product, especially housing loans due to loan

expansion and increased efficiency in debt collections. Following this was retail business lending, mostly in promissory notes and long-term loans.

- **Deposit Products**

As of June 30, 2004, the Retail Business Group's total deposits amounted to Baht 587,670 million, declining by Baht 15,288 million, or 2.54 percent, from the end of 2004. This was due to a decrease in fixed deposits, while savings and current deposits continued to grow. It should be noted that these deposits did not include those of the Corporate Business Group and are not the Bank's total deposits.



1-year fixed deposit account 5.37% (31,575 MB)
> 3 year fixed deposit account 1.51% (8,897 MB)
6-month fixed deposit account 0.67% (3,933 MB)
Current account 2.29% (13,486 MB)
3-month fixed deposit account
Savings account 55.86% (328,283 MB)

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equity securities, debt instruments, and derivatives. The goal is to manage investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BoT requirements, and conducting transactions for trading purposes, which are generally short-term investments, as well as providing service to customers in the area of foreign exchange, debt instruments, and derivative instruments.

❑ Changes in the Operating Environment

During the first half of 2005, interest rates took on an upward trend, as the U.S. Federal Reserve's four interest rate hikes sent its policy Fed Funds rate to 3.25 percent at the end of June 2005, from 2.25 percent at the end of 2004. Meanwhile, the Bank of Thailand had increased its 14-day repurchase rate to 2.50 percent, from 2.00 percent. As this BoT's policy rate tends to increase further in line with rising inflation -- due mainly to a surge in oil prices and a rising trend of U.S. Fed Funds rate -- the Bank's strategy for interest rate risk management is to not increase investments in fixed-income securities to keep risks at appropriate levels.

❑ Business Operations in the First Half

Throughout the first half of 2005, the Bank has focused on increasing fee-based income through derivative instruments, and continued with a strategy of not increasing investments in equity securities. At the same time, products yielding higher returns, including structured products and credit derivative instruments, were developed to prepare for a possible decline in liquidity and increases in interest rates. Meanwhile, the Bank has conducted.more financial transactions related to other types of derivative instruments to meet with customers' needs and expand the customer base in this area.

❑ Financial Position and Operating Performance

In the second quarter, total investments of the Treasury Group averaged at Baht 199,655 million, decreasing by Baht 6,714 million, or 3.25 percent, from the end of the first quarter. Investments in the money market accounted for 48.34 percent of the total investments, while investments in the capital market accounted for the remaining 51.66 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of Total TG's Income	Q2-2005	Q1-2005	Changes during Q1-05 to Q2-05	
				Million Baht	Percentage Change
Interest and Dividend Income					
Interbank and money market items	33.07	580	516	64	12.40
Investments	67.05	1,176	859	317	36.90
Non-interest Income					
Gains on investments	3.36	59	3	56	1,866.67
Gains on exchange and other non-interest income	-3.48	-61	55	-116	-210.91
Total	100.00	1,754	1,433	321	22.40

Note: The figures above are managerial figures.

For the second quarter of 2005, the Group had total income of Baht 1,754 million, increasing by Baht 321 million, or 22.40 percent, over the first quarter. This was due to an increase in interest and dividend income of Baht 381 million, as interest rates took on an upward trend, while dividend income increased over the first quarter. However, non-interest income declined by Baht 60 million, attributed mainly to losses on revaluation of financial derivatives.

4. Risk Management and Risk Factors[1]

4.1 Credit Risk Management

Throughout the first half of 2005, the Bank has made efforts to improve our credit approval and contract signing processes for upcountry customers by upgrading these procedures to a uniform, national standard and thus improving overall credit quality. This includes the adoption of a standardized business loan application form for loan requests up to Baht 7 million, rather than using the prior credit application form. To enhance the clarity of criteria for credit approval, credit applications attach further evidence that pertain to the applicant's debt servicing ability, and the ratio between credit lines and collateral, as important factors to be considered. For credit analysis for loan applications exceeding Baht 7 million, the Bank has carried out a financial position analysis based on customers' financial statements. These improvements in procedures are consistent with the Bank's overall strategy of increasing the functional expertise of our operational staff in credit business matters, both in associated and functional business groups. During the first half, considerable progress was made in the Credit Transformation Program, which is now nearing completion of its goals.

Also, it should be noted that, aside from improvements in the above processes and procedures, the Bank has steadily undertaken efforts to improve overall credit policies for each customer group to comply with changing environments and regulations. This will help improve the efficiency in providing service to customers and support the credit policy for new products, new customers and the business activities of the Bank's subsidiary companies.

At the same time, the Bank has attached some significance to avoiding credit over-concentration in any given category of customer, sector, industry or geographical locale by setting segmented targets, and following up on these targets on a monthly basis.

Details about the Bank's credit portfolio profile in the first half of 2005 are as follows:

- **Outstanding Loans**

As of June 30, 2005, the Bank's consolidated outstanding loans stood at Baht 605,003 million, increasing by 2.22 percent over Baht 591,852 million at the end of the first quarter. The amount rose by 2.10 percent over Baht 592,588 million at the end of 2004.

As of the end of June 2005, 57.62 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company and Kasikorn Factoring, which are wholly-owned subsidiaries, accounted for Baht 46,415 million, or 7.79

[1] The details of the overall Risk Management framework, Risk Management Principles, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from the MD&A report for the year ended December 31, 2004.

percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 355,546 million, or 59.69 percent of outstanding loans, while sole proprietor and consumer borrowings accounted for the remaining 40.31 percent. In terms of maturity, credit with maturity of less than or equal to 1 year accounted for 65.92 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio – Profile



Less than 20 MB
Over 20 MB
Credit amount
As of June 30, 2005
42.38
57.62
As of March 31, 2005
43.03
56.97
As of December 31, 2004
43.18
56.82
Business entities
Individual
Type of customer
As of June 30, 2005
59.69
40.31
As of March 31, 2005
59.07
40.93
As of December 31, 2004
59.13
40.87
Less than or equal to 1 year
Over 1 year
Credit maturity
As of June 30, 2005
65.92
34.08
As of March 31, 2005
64.90
35.10
As of December 31, 2004
65.31
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of June 2005 and the end of 2004, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



As of June 30, 2005
Others
9.04 %
Agricultural & Mining
3.04 %
Housing Loan
11.33 %
Utilities & Services
10.06 %
Real Estate & Construction
6.40 %
Manufacturing & Commerce
60.13 %
As of March 31, 2005
Others
8.60 %
Agricultural & Mining
2.93 %
Housing Loan
11.20 %
Utilities & Services
10.57 %
Real Estate & Construction
6.58 %
Manufacturing & Commerce
60.12 %

- **Non-performing Loans**

As of June 30, 2005, NPLs of the Bank and its AMCs stood at Baht 64,576 million, equal to 10.57 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 51,785 million, accounting for 8.57 percent of the total outstanding credit, including that of financial

institutions. Both NPL figures decreased from those at the end March 2005, as shown in the table below.

(Million Baht)

Quarter ending	Jun 30, 2005	Mar 31, 2005
The Bank and its AMCs' NPLs	64,576	68,400
Percentage of total outstanding credit, including that of financial institutions	10.57	11.55
The Bank's NPLs	51,785	54,042
Percentage of total outstanding credit, including that of financial institutions	8.57	9.24

In the second quarter of 2005, the Bank and its AMCs entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 19,731 million. At the same time, Bank-only pre-written-off outstanding debts amounted to Baht 16,018 million. The details of debt restructuring and losses from debt restructuring as of the end of June 2005 and the end of March 2005 are shown in the following table.

(Million Baht)

Quarter ending	Jun 30, 2005	March 31, 2005
Debt restructuring of the Bank and its AMCs	19,731	10,184
Losses from debt restructuring	765	749
Debt restructuring of the Bank	16,018	7,894
Losses from debt restructuring	687	432

- **Allowance for Doubtful Accounts**

As of June 30, 2005, allowances for doubtful accounts, including that of financial institutions, of the Bank and its AMCs totaled Baht 38,805 million. This amount was equivalent to 141.30 percent of the level required by the BoT. For Bank-only allowances for doubtful accounts including that of financial institutions, the amount stood at Baht 29,710 million, which was equivalent to 139.87 percent of the level required by the BoT. Current allowances, both consolidated and Bank-only, are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation.

- **Foreclosed Properties**

As of June 30, 2005, the Bank's consolidated foreclosed properties had a cost value of Baht 21,358 million, accounting for 2.54 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 16,002 million, accounting for 1.90 percent of total assets.

At the end of the second quarter, consolidated allowances for impairment of foreclosed properties stood at Baht 3,528 million, accounting for 16.52 percent of the cost value of foreclosed properties. As for Bank-only figures, allowances for

impairment of foreclosed properties were at Baht 3,070 million, accounting for 19.19 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and the associated allowances, as of the end of June 2005 and the end of March 2005, are shown below.

(Million Baht)

Quarter ending	Jun 30, 2005	Mar 31, 2005
Consolidated foreclosed properties	21,358	21,307
Percent of total assets	2.54	2.53
Allowances for impairment of consolidated foreclosed properties	3,528	3,544
Percent of consolidated foreclosed properties	16.52	16.63
Bank-only foreclosed properties	16,002	16,242
Percent of total assets	1.90	1.93
Allowances for impairment of Bank-only foreclosed properties	3,070	3,255
Percent of Bank-only foreclosed properties	19.19	20.04

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of June 30, 2005, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 45,207 million, or 61.10 percent of the total initial unpaid principal balance, with an expected recovery rate of 55.70 percent. For Ploy AMC, the amount equaled zero, since the company was effectively closed*. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ending	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sep 31, 2004	Jun 30, 2004
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	45,207	43,943	44,555	41,937	37,412
Percent of the total initial unpaid principal balance	61.10	67.86	68.80	64.76	57.77
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	n.a.*	30,659	30,166	29,830
Percent of the total initial unpaid principal balance	n.a.*	n.a.*	74.43	73.23	72.42

Note: * On March 15, 2005, all assets of Ploy AMC were transferred to the Bank and Phethai AMC, making Ploy AMC's cumulative loans resolved/restructured equaling zero from the end of the first quarter onward.

4.2 Market and Liquidity Risk Management

To increase our flexibility in funding management, in the first period of 2005, a General Meeting of Shareholders has passed a resolution to amend the Bank's

practices on debenture issuances valued at not more than USD3 billion. In the second quarter, bills of exchange and Short-term Debenture Project 1/2005 were launched to enhance investment alternatives offered to the public, as well as increase variety in the Bank's funding structures.

Following the BoT's new regulations regarding capital adequacy for market risk in trading activities, the Bank has developed a system to be ready for and to comply with these new rules, and has set aside a capital base for such purpose since the second quarter.

4.3 Other Risk Management

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of June 2005, the Bank's contingent obligations were Baht 55,398 million, compared to Baht 57,767 million at the end of March 2005.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of June 30, 2005, the Bank had foreign exchange contracts on the purchase side of Baht 114,395 million, with Baht 235,715 million on the sales side, compared to Baht 109,552 million and 234,789 million at the end of March 2005, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 73,241 million and Baht 67,496 million on the sales side, compared to Baht 67,801 million and 58,185 million at the end of March 2005, respectively.

- **Risks Related to Capital Adequacy**

As of June 30, 2005, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 13.50 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank also monitors capital closely, as it fluctuates with operations.

5. Functional Groups

For greater efficiency, the Bank undertook developments in many aspects within the core business groups, and in the first half of 2005, several ongoing programs were continued, including the following:

- **Building an Effective, Performance-Based Organization**

With the goal of becoming a performance- and competency-based organization, the Bank continued with the implementation of the PRO (Performance Reward Opportunity) project carried over from the previous year. Supplementary projects have been introduced to stimulate cooperation within and between departments and operating groups, and provide incentives toward working together to meet the Bank's business targets.

- **IT Security Policy and Infrastructure**

With due regard for the significance of effective security measures to protect customers' confidential information, in the first half of 2005, the Bank continued with the effort to promulgate a new standard in our IT security policy and an improved IT infrastructure. In the first quarter, work proceeded on secure IT infrastructure to facilitate the use of China Union Pay credit cards, and the "Metadirectory" project has been implemented to centralize the storing and integration of the Bank's application users' profiles. For the second quarter, the Bank began rolling out this program to subsidiary companies by introducing an improved design of secure IT infrastructure and providing advice to Kasikorn Securities Public Co., Ltd. to meet with the SEC's standards.

- **IT Outsourcing**

The Bank, in cooperation with IBM (Thailand) Co., Ltd., continued to enhance the efficiency of IT systems under the Transformation Plan. Improvements in the Disaster Recovery Plan and back-up systems for mainframes were completed in the first quarter. It is expected that in the third quarter, after procurement of necessary additional hardware, further improvements will be undertaken. Work has also been carried out in improving the Local Area Network (LAN), wherein procurement of additional equipment and hardware was undertaken in the first quarter. During the second quarter, the network systems have been upgraded and tested in prototype, and the new installations are now approximately 50 percent complete. An architectural compliance review team has been set up to manage a new enterprise architecture and set necessary standards for its implementation. This team will also draft a future IT system upgrade master plan for the Bank. This plan will reduce the amount of time required for and eliminate unwanted redundancies in subsequent system upgrade, as well as increase system efficiency.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of June 30, 2005 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2005 First Period Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co.,Ltd.	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	91,597,064
(Formerly Thonburi Asset Management Co.,Ltd.)							
Tel. 0-2694-5000 Fax. 0-2694-5202							
2. Ploy Asset Management Co.,Ltd.	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	39,171,758
(Formerly Chanthaburi Asset Management Co., Ltd.)							
Tel. 0-2694-5000 Fax. 0-2693-2525							
Investment in Subsidiary and Associated Companies							
1. Kanpai Co.,Ltd.	Bangkok	Services	200,000	199,993	99.99	Ordinary	20,258,694
Tel. 0-2273-3898 Fax. 0-2270-1262							
2. Progress Plus Co.,Ltd.	Bangkok	Services	230,000	229,993	99.99	Ordinary	416,119
Tel. 0-2225-2020 Fax. 0-2270-1273							
3. Kasikorn Factoring Co.,Ltd.	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	38,265,857
(Formerly Thai Farmers Heller Factoring Co., Ltd.)							
Tel. 0-2290-2900 Fax. 0-2275-5165							
4. Progress Land and Buildings Co.,Ltd.	Bangkok	Real Estate Development	13,200,000	13,199,992	99.99	Ordinary	970,506
Tel. 0-2225-9435 Fax. 0-2273-3883							
5. Kasikorn Research Center Co.,Ltd.	Bangkok	Services	100,000	99,993	99.99	Ordinary	1,048,869
Tel. 0-2273-1874 Fax. 0-2270-1569							
6. Progress Facilities Management Co., Ltd. Bangkok		Services	50,000	49,993	99.99	Ordinary	3,092,272
Tel. 0-2273-3289-91 Fax. 0-2273-3292							
7. Progress Management Co.,Ltd.	Bangkok	Services	60,000	59,993	99.99	Ordinary	2,327,051
Tel. 0-2225-2005 Fax. 0-2273-3883							

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2005 First Period Operating Performance (Baht)
8. Progress Software Co.,Ltd. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	8,029,067
9. Kasikorn Leasing Co.,Ltd. Tel. 0-2696-9900 Fax. -	Bangkok	Leasing	6,000,000	5,999,993	99.99	Ordinary	(6,767,646)
10. Progress Storage Co.,Ltd. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	5,121,920
11. Progress Service Co.,Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	5,386,677
12. Progress HR Co.,Ltd. Tel 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,993	99.93	Ordinary	984,595
13. Kasikorn Securities Public Co.,Ltd. Tel. 0-2696-0071 Fax. -	Bangkok	Securities	60,000,000	59,944,662	99.91	Ordinary	(19,625,183)
14. Progress Appraisal Co.,Ltd. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	9,428,446
15 Kasikorn Asset Management Co., Ltd. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	102,481,394
16. Processing Center Co.,Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	40,057,341
17. N.C.Associate Co.,Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(11,889)
18. Rural Capital Partners Co.,Ltd. Tel 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	234,192
19. Progress Information Co.,Ltd. Tel 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(3,919,147)
20. M Grand Hotel Co.,Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(672,771)
21. E.S.Industries Co.,Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

Note: These operating performance figures are shown in subsidiary and associated companies' financial statements.